UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission File Number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC
(Translation of registrant’s name into English)

66 Seymour Street, Second Floor
London, W1H 5BT
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

PART I.     FINANCIAL INFORMATION

ITEM 1.     Condensed Consolidated Financial Statements (Unaudited)

INTERNATIONAL GAME TECHNOLOGY PLC

International Game Technology PLC
Condensed Consolidated Balance Sheets
(Unaudited, $ in millions and shares in thousands, except per share amounts)

	Notes	June 30, 2022	December 31, 2021
Assets
Current assets:
Cash and cash equivalents		673	591
Restricted cash and cash equivalents		70	218
Trade and other receivables, net	4	602	903
Inventories	5	235	183
Other current assets		614	589
Assets held for sale	6	647	4
Total current assets		2,841	2,487
Systems, equipment and other assets related to contracts, net		882	937
Property, plant and equipment, net		118	119
Operating lease right-of-use assets		257	283
Goodwill		4,318	4,656
Intangible assets, net		1,316	1,413
Other non-current assets		1,247	1,429
Total non-current assets		8,139	8,836
Total assets		10,979	11,322

Liabilities and shareholders' equity
Current liabilities:
Accounts payable		594	1,035
Short term borrowings	8	—	52
Other current liabilities	7	953	828
Liabilities held for sale	6	269	—
Total current liabilities		1,816	1,914
Long-term debt, less current portion	8	6,453	6,477
Deferred income taxes		330	368
Operating lease liabilities		242	269
Other non-current liabilities		310	323
Total non-current liabilities		7,336	7,437
Total liabilities		9,152	9,351
Commitments and contingencies	9
Shareholders’ equity
Common stock, par value $0.10 per share; 205,952 shares issued and 202,290 shares outstanding at June 30, 2022; 205,188 shares issued and 203,688 shares outstanding at December 31, 2021		21	21
Additional paid-in capital		2,268	2,329
Retained deficit		(1,364)	(1,439)
Treasury stock, at cost; 3,662 shares and 1,500 shares at June 30, 2022 and December 31, 2021, respectively		(95)	(41)
Accumulated other comprehensive income	10	494	412
Total IGT PLC’s shareholders’ equity		1,323	1,282
Non-controlling interests		504	689
Total shareholders’ equity		1,827	1,971
Total liabilities and shareholders’ equity		10,979	11,322
The accompanying notes are an integral part of these condensed consolidated financial statements.

International Game Technology PLC
Condensed Consolidated Statements of Operations
(Unaudited, $ in millions and shares in thousands, except per share amounts)

		For the three months ended June 30,		For the six months ended June 30,
	Notes	2022	2021	2022	2021
Service revenue	11	842	901	1,688	1,802
Product sales	11	179	140	384	254
Total revenue		1,021	1,041	2,072	2,055
Cost of services		420	438	848	880
Cost of product sales		117	88	239	160
Selling, general and administrative		195	207	388	393
Research and development		60	61	117	116
Other operating expense		1	1	1	1
Total operating expenses		793	796	1,592	1,551
Operating income	11	228	244	480	504
Interest expense, net	8	75	91	151	185
Foreign exchange (gain) loss, net		(19)	90	(22)	(55)
Other non-operating expense, net	12	150	70	147	94
Total non-operating expenses		205	251	276	224
Income (loss) from continuing operations before (benefit from) provision for income taxes	13	22	(7)	204	280
(Benefit from) provision for income taxes	13	(11)	32	53	181
Income (loss) from continuing operations		34	(39)	151	100
Income from discontinued operations, net of tax	14	—	13	—	24
Gain on sale of discontinued operations, net of tax	14	—	391	—	391
Income from discontinued operations		—	404	—	415
Net income		34	365	151	514
Less: Net income attributable to non-controlling interests from continuing operations		38	60	76	119
Less: Net loss attributable to non-controlling interests from discontinued operations	14	—	—	—	(2)
Net (loss) income attributable to IGT PLC	15	(4)	306	75	397
Net (loss) income from continuing operations attributable to IGT PLC per common share - basic	15	(0.02)	(0.48)	0.37	(0.09)
Net (loss) income from continuing operations attributable to IGT PLC per common share - diluted	15	(0.02)	(0.48)	0.37	(0.09)
Net (loss) income attributable to IGT PLC per common share - basic	15	(0.02)	1.49	0.37	1.94
Net (loss) income attributable to IGT PLC per common share - diluted	15	(0.02)	1.49	0.37	1.94
Weighted-average shares - basic	15	202,696	205,096	203,217	204,977
Weighted-average shares - diluted	15	202,696	205,096	204,613	204,977

 The accompanying notes are an integral part of these condensed consolidated financial statements.

International Game Technology PLC
Condensed Consolidated Statements of Comprehensive Income
(Unaudited, $ in millions)

		For the three months ended June 30,		For the six months ended June 30,
	Notes	2022	2021	2022	2021
Net income		34	365	151	514
Foreign currency translation adjustments, net of tax	10	26	78	38	8
Unrealized gain on hedges, net of tax	10	3	—	4	2
Unrealized gain on other, net of tax	10	1	—	1	—
Other comprehensive income, net of tax		30	78	44	9
Comprehensive income		64	443	195	523
Less: Comprehensive income attributable to non-controlling interests		10	67	38	94
Comprehensive income attributable to IGT PLC		54	376	157	429

The accompanying notes are an integral part of these condensed consolidated financial statements.

International Game Technology PLC
Condensed Consolidated Statements of Cash Flows
(Unaudited, $ in millions)

		For the six months ended June 30,
	Notes	2022	2021
Cash flows from operating activities
Net income		151	514
Less: Income from discontinued operations, net of tax	14	—	415
Adjustments to reconcile net income from continuing operations to net cash provided by operating activities from continuing operations:
Depreciation		148	165
DDI / Benson Matter provision	12	150	—
Amortization of upfront license fees		100	110
Amortization		94	100
Stock-based compensation		22	11
Debt issuance cost amortization		8	11
Deferred income taxes		(31)	82
Loss on extinguishment of debt		—	91
Foreign exchange gain, net		(22)	(55)
Other non-cash items, net		(10)	5
Changes in operating assets and liabilities, excluding the effects of dispositions:
Trade and other receivables		67	(134)
Inventories		(53)	5
Accounts payable		(136)	24
Other assets and liabilities		(102)	(14)
Net cash provided by operating activities from continuing operations		385	500
Net cash used in operating activities from discontinued operations		—	(31)
Net cash provided by operating activities		385	469

Cash flows from investing activities
Capital expenditures		(153)	(121)
Proceeds from sale of assets		13	11
Other		—	1
Net cash used in investing activities from continuing operations		(139)	(108)
Net cash provided by investing activities from discontinued operations		—	734
Net cash (used in) provided by investing activities		(139)	626

Cash flows from financing activities
Net (repayments of) proceeds from short-term borrowings		(52)	3
Principal payments on long-term debt		—	(2,422)
Payments in connection with the extinguishment of debt		—	(85)
Payments of debt issuance costs		—	(7)
Proceeds from long-term debt		—	750
Net receipts from financial liabilities		36	3
Net proceeds from Revolving Credit Facilities		245	516
Repurchases of common stock		(54)	—
Dividends paid		(81)	—
Dividends paid - non-controlling interests		(173)	(89)
Return of capital - non-controlling interests		(49)	(61)
Capital increase - non-controlling interests		3	11
Other		(10)	(10)
Net cash used in financing activities		(134)	(1,392)
Net increase (decrease) in cash and cash equivalents and restricted cash and cash equivalents		111	(297)
Effect of exchange rate changes on cash and cash equivalents and restricted cash and cash equivalents		(62)	(13)
Cash and cash equivalents and restricted cash and cash equivalents at the beginning of the period		808	1,129
Cash and cash equivalents and restricted cash and cash equivalents at the end of the period		858	819
Less: Cash and cash equivalents included within assets held for sale	6	58	—
Less: Restricted cash and cash equivalents included within assets held for sale	6	57	—
Cash and cash equivalents and restricted cash and cash equivalents at the end of the period of continuing operations		743	819

Supplemental Cash Flow Information
Interest paid		150	219
Income taxes paid		78	39

The accompanying notes are an integral part of these condensed consolidated financial statements.

International Game Technology PLC
Condensed Consolidated Statements of Shareholders’ Equity
(Unaudited, $ in millions)

	Common Stock	Additional Paid-In Capital	Retained Deficit	Treasury Stock	Accumulated Other Comprehensive Income	Total IGT PLC Equity	Non- Controlling Interests	Total Equity
Balance at December 31, 2021	21	2,329	(1,439)	(41)	412	1,282	689	1,971

Net income	—	—	79	—	—	79	38	117
Other comprehensive income (loss), net of tax	—	—	—	—	24	24	(10)	14
Total comprehensive income	—	—	79	—	24	103	28	131

Stock-based compensation	—	10	—	—	—	10	—	10
Shares issued upon exercise of stock options	—	(2)	—	—	—	(2)	—	(2)
Return of capital	—	—	—	—	—	—	(32)	(32)
Repurchases of common stock	—	—	—	(39)	—	(39)	—	(39)
Dividends paid/declared	—	(41)	—	—	—	(41)	(165)	(205)
Balance at March 31, 2022	21	2,296	(1,360)	(80)	436	1,313	521	1,834

Net (loss) income	—	—	(4)	—	—	(4)	38	34
Other comprehensive income (loss), net of tax	—	—	—	—	58	58	(28)	30
Total comprehensive (loss) income	—	—	(4)	—	58	54	10	64

Stock-based compensation	—	12	—	—	—	12	—	12
Capital increase	—	—	—	—	—	—	3	3
Return of capital	—	—	—	—	—	—	(18)	(18)
Repurchases of common stock	—	—	—	(15)	—	(15)	—	(15)
Dividends paid/declared	—	(41)	—	—	—	(41)	(12)	(53)
Balance at June 30, 2022	21	2,268	(1,364)	(95)	494	1,323	504	1,827

	Common Stock	Additional Paid-In Capital	Retained Deficit	Accumulated Other Comprehensive Income (Loss)	Total IGT PLC Equity	Non- Controlling Interests	Total Equity
Balance at December 31, 2020	20	2,347	(1,920)	330	777	784	1,561

Net income	—	—	92	—	92	57	149
Other comprehensive loss, net of tax	—	—	—	(38)	(38)	(30)	(68)
Total comprehensive income (loss)	—	—	92	(38)	54	27	81

Capital increase	—	—	—	—	—	11	11
Stock-based compensation	—	4	—	—	4	—	4
Return of capital	—	—	—	—	—	(20)	(20)
Dividends paid/declared	—	—	—	—	—	(89)	(89)
Balance at March 31, 2021	20	2,351	(1,829)	292	835	714	1,548

Net income	—	—	306	—	306	60	365
Other comprehensive income, net of tax	—	—	—	70	70	8	78
Total comprehensive income	—	—	306	70	376	67	443

Stock-based compensation	—	7	—	—	7	—	7
Capital increase	—	—	—	—	—	1	1
Shares issued under stock award plans	—	(1)	—	—	(1)	—	(1)
Return of capital	—	—	—	—	—	(41)	(41)
Divestiture of non-controlling interest	—	—	—	—	—	(30)	(30)
Other	—	—	—	—	—	3	3
Balance at June 30, 2021	21	2,357	(1,523)	362	1,216	714	1,930

The accompanying notes are an integral part of these condensed consolidated financial statements.

International Game Technology PLC
Notes to the Condensed Consolidated Financial Statements (Unaudited)

1.    Description of Business

International Game Technology PLC (the “Parent”), together with its consolidated subsidiaries (collectively referred to as “IGT PLC,” the “Company,” “we,” “our,” or “us”), is a global leader in gaming that delivers entertaining and responsible gaming experiences for players across all channels and regulated segments, from lotteries and gaming machines to sports betting and digital. We operate and provide an integrated portfolio of innovative gaming technology products and services, including: lottery management services, online and instant lottery systems, gaming systems, instant ticket printing, electronic gaming machines, sports betting, digital gaming, and digital lottery. We have a local presence and relationships with governments and regulators in more than 100 countries around the world.

2.    Summary of Significant Accounting Policies

Basis of Preparation

The accompanying condensed consolidated financial statements and notes of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information. Accordingly, these interim financial statements do not include all of the information and note disclosures required by GAAP for complete financial statements, but reflect all normal recurring adjustments that are, in the opinion of management, necessary for a fair statement of the interim period results. The year-end condensed balance sheet data was derived from audited financial statements, but does not include all disclosures required by GAAP. These condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and related notes included in our 2021 Form 20-F.

Our condensed consolidated financial statements are stated in millions of United States (“U.S.”) dollars (except share and per share data) unless otherwise indicated, and are computed based on the amounts in thousands. Certain amounts in columns and rows within tables may not foot due to rounding. Percentages and earnings per share amounts presented are calculated from the underlying unrounded amounts.

As further described in Note 14 - Discontinued Operations, on May 10, 2021, the Company completed the sale of its Italian B2C gaming machine, sports betting, and digital gaming businesses, which met the criteria to be reported as a discontinued operation during the fourth quarter of 2020. As a result, financial results at December 31, 2021 and for the three and six months ended June 30, 2021 are reflected in the condensed consolidated financial statements as a discontinued operation.

Use of Estimates

The preparation of our condensed consolidated financial statements requires us to make estimates, judgments, and assumptions which affect the reported amounts of assets, liabilities, equity, revenues and expenses, and related disclosure of contingent liabilities. On an ongoing basis we evaluate our estimates, judgments, and methodologies. We base our estimates on historical experience and on various other assumptions that we believe are reasonable, the results of which form the basis for making judgments about the carrying values of assets, liabilities, and equity, and the amount of revenues and expenses. Accordingly, actual results and outcomes could differ from those estimates.

Process for Disclosure and Recording of Liabilities Related to Legal Proceedings

Many lawsuits and claims involve highly complex legal and related issues, including issues relating to causation, evidence, and alleged actual damages, all of which are otherwise subject to substantial uncertainties. Assessments of lawsuits and claims can involve a series of complex judgments about future events and can rely heavily on estimates and assumptions. When making determinations about recording liabilities related to legal proceedings, the Company complies with the requirements of ASC 450, Contingencies, and related guidance, and records liabilities in those instances where it can reasonably estimate the amount of the loss and when the loss is probable. Where the reasonable estimate of the probable loss is a range, the Company records as an accrual in its financial statements the most likely estimate of the loss, or the low end of the range if there is no one best estimate. The Company either discloses the amount of a possible loss or range of loss in excess of established accruals if estimable, or states that such an estimate cannot be made. The Company discloses significant legal proceedings even where liability is not probable or the amount of the liability is not estimable, or both, if the Company believes there is at least a reasonable possibility that a loss may be incurred.

Because legal proceedings are subject to inherent uncertainties, and unfavorable rulings or developments could occur, there can be no certainty that the Company may not ultimately incur charges in excess of presently recorded liabilities. Many of the matters described are at preliminary stages or seek an indeterminate amount of damages. It is not uncommon for claims to be resolved over many years. A future adverse ruling, settlement, unfavorable development, or increase in accruals for one or more of these matters could result in future charges that could have a material adverse effect on the Company’s results of operations or cash flows in the period in which they are recorded. Based on experience and developments, the Company reexamines its estimates of probable liabilities and associated expenses and receivables each period, and whether it is able to estimate a liability previously determined to be not estimable and/or not probable. Where appropriate, the Company makes additions to or adjustments of its estimated liabilities. As a result, the current estimates of the potential impact on the Company’s consolidated financial position, results of operations, and cash flows for the legal proceedings and claims pending against the Company could change in the future.

Significant Accounting Policies

There have been no other material changes to our significant accounting policies described in Note 2 - Summary of Significant Accounting Policies, in our 2021 Form 20-F.

New Accounting Standards - Recently Adopted

There has not been any recently adopted accounting guidance during the six months ended June 30, 2022 with a significant effect on the condensed consolidated financial statements.

New Accounting Standards - Not Yet Adopted

In March 2022, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2022-02, Financial Instruments—Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures (“ASU 2022-02”). The amendments eliminate the troubled debt restructuring (“TDR”) recognition and measurement accounting model, and instead entities will evaluate the terms of a restructured financing agreement to determine whether it represents a new loan or a continuation of an existing loan. Although the TDR accounting model was eliminated, the financial difficulty criteria was retained to determine whether a restructuring should be disclosed under an expanded set of requirements about a creditor’s loan modification programs. In addition, the amendments will require entities to disclose gross current period write-offs by year of origination, also known as “vintage”. The TDR changes and vintage disclosure requirement would apply to the Company’s customer financing receivables. ASU 2022-02 is effective for fiscal years beginning after December 15, 2022, and interim periods within those fiscal years, with early adoption permitted. The amendments should be applied prospectively except for recognition and measurement of TDRs where an entity has an option to apply a modified retrospective transition method, resulting in a cumulative-effect adjustment to retained earnings in the period of adoption. We expect to adopt ASU 2022-02 upon the effective date.

In October 2021, the FASB issued ASU No. 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (“ASU 2021-08”). The amendments create an exception to the general recognition and measurement principal in ASC 805, Business Combinations to measure assets and liabilities acquired in a business combination at fair value. Instead, an acquirer in a business combination will be required to apply ASC 606 to recognize and measure contract assets and contract liabilities that result from contracts accounted for under ASC 606 on the acquisition date and will generally result in the acquirer recognizing amounts consistent with those recorded by the acquiree immediately before the acquisition date. ASU 2021-08 is effective for fiscal years beginning after December 15, 2022, and interim periods within those fiscal years, with early adoption permitted. We are currently evaluating the timing and impact of adopting this guidance.

In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting (“ASU 2020-04”). This update provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. In January 2021, the FASB issued ASU No. 2021-01, Reference Rate Reform (Topic 848): Scope (“ASU 2021-01”) to clarify that ASU 2020-04 may apply to certain derivative contracts and hedging relationships affected by changes in the interest rates used for margining, discounting, or contract price alignment in connection with reference rate reform activities. The amendments in ASU 2020-04 and ASU 2021-01 are effective upon issuance through December 31, 2022. We are currently evaluating these optional elections and the timing and impact of adopting this guidance.

We do not currently expect that any other recently issued accounting guidance will have a significant effect on the condensed consolidated financial statements.

3.    Revenue Recognition

Contract Balances

Information about contract assets and contract liabilities is as follows:

($ in millions)	June 30, 2022	December 31, 2021	Balance Sheet Classification
Contract assets:
Current	86	49	Other current assets
Non-current	82	69	Other non-current assets
	167	118

Contract liabilities:
Current	99	104	Other current liabilities
Non-current	44	47	Other non-current liabilities
	143	151

The amount of revenue recognized during the three and six months ended June 30, 2022 that was included in the contract liabilities balance at December 31, 2021 was $16 million and $74 million, respectively. The amount of revenue recognized during the three and six months ended June 30, 2021 that was included in the contract liabilities balance at December 31, 2020 was $25 million and $66 million, respectively.

Transaction Price Allocated to Remaining Performance Obligations

At June 30, 2022, the transaction price allocated to unsatisfied performance obligations for contracts expected to be greater than one year, or performance obligations for which we do not have a right to consideration from the customer in the amount that corresponds to the value to the customer for our performance completed to date, variable consideration which is not accounted for in accordance with the sales-based or usage-based royalties guidance, or contracts which are not wholly unperformed, is approximately $965 million. Of this amount, we expect to recognize as revenue approximately 26% within the next 12 months, approximately 40% between 13 and 36 months, approximately 18% between 37 and 60 months, and the remaining balance through December 31, 2031.

4.    Receivables

Trade and Other Receivables, net

Trade and other receivables are recorded at amortized cost, net of allowance for credit losses, and represent a contractual right to receive money on demand or on fixed or determinable dates that are typically short-term with payment due in 90 days or less.

($ in millions)	June 30, 2022	December 31, 2021
Trade and other receivables, gross	612	917
Allowance for credit losses	(10)	(15)
Trade and other receivables, net	602	903

The following table presents the activity in the allowance for credit losses:

($ in millions)	June 30, 2022	December 31, 2021
Balance at beginning of period	(15)	(16)
Provisions, net	1	(2)
Amounts written off as uncollectible	3	2
Balance at end of period	(10)	(15)

We enter into various factoring agreements with third-party financial institutions to sell certain of our trade receivables. We factored trade receivables of $749 million and $1.1 billion during the six months ended June 30, 2022 and year ended December 31, 2021, respectively, under these factoring arrangements, which reduced trade receivables. The cash received from these arrangements is reflected as cash provided by operating activities in the condensed consolidated statements of cash flows. In certain of these factoring arrangements, for ease of administration, we will collect customer payments related to the factored trade receivables, which we then remit to the financial institutions. At June 30, 2022 and December 31, 2021, we had $86 million and $57 million, respectively, that was collected on behalf of the financial institutions and recorded as restricted cash and cash equivalents and other current liabilities in the condensed consolidated balance sheets. The net cash flows relating to these collections are reported as financing activities in the condensed consolidated statements of cash flows.

Customer Financing Receivables

Customers' payment terms for customer financing receivables are confirmed with a written financing contract, lease contract, or promissory note and a security agreement is typically signed by the parties granting the Company a security interest in the related products sold or leased. Customer financing interest income is recognized based on market rates prevailing at issuance.

Customer financing receivables are recorded at amortized cost, net of any allowance for credit losses, and are classified in the condensed consolidated balance sheets as follows:

	June 30, 2022
($ in millions)	Current Assets	Non-Current Assets	Total
Customer financing receivables, gross	193	96	289
Allowance for credit losses	(48)	(17)	(65)
Customer financing receivables, net	144	79	223

	December 31, 2021
($ in millions)	Current Assets	Non-Current Assets	Total
Customer financing receivables, gross	220	111	332
Allowance for credit losses	(51)	(20)	(71)
Customer financing receivables, net	170	92	261

The following table presents the activity in the allowance for credit losses:

($ in millions)	June 30, 2022	December 31, 2021
Balance at beginning of period	(71)	(50)
Provisions, net	5	(29)
Amounts written off as uncollectible	1	8
Balance at end of period	(65)	(71)

The Company’s customer financing receivable portfolio is composed of customers primarily within the Global Gaming segment. We internally assess the credit quality of customer financing receivables using a number of factors, including, but not limited to the following: credit scores obtained from external providers, trade references, bank references, and historical experience. Risk profiles differ based on customer location and are pooled as North America, Latin America and the Caribbean (“LAC”), and Europe, Middle East and Africa and Asia Pacific (“EMEA & APAC”).

The customer financing receivables at amortized cost by year of origination and the geography credit quality indicator at June 30, 2022 are as follows:

	Year of Origination
($ in millions)	2022	2021	2020	2019	Prior	Total
North America	15	17	19	5	2	58
LAC	19	21	9	75	33	157
EMEA & APAC	22	26	9	12	4	74
	56	64	37	93	39	289

The past due balance, which represents installments that are one day or more past their contractual due date, of customer financing receivables at amortized cost and the geography credit quality indicator at June 30, 2022 is as follows:

($ in millions)	North America	LAC	EMEA & APAC	Total
Past due	3	70	12	85
Short-term portion not yet due	32	42	33	108
Long-term portion not yet due	23	45	28	96
	58	157	74	289

5.    Inventories

($ in millions)	June 30, 2022	December 31, 2021
Raw materials	152	107
Work in progress	25	25
Finished goods	82	78
Inventories, gross	259	211
Obsolescence reserve	(24)	(28)
Inventories, net	235	183

The following table presents the activity in the obsolescence reserve:

($ in millions)	June 30, 2022	December 31, 2021
Balance at beginning of period	(28)	(43)
Provisions, net	(1)	(1)
Amounts written off	4	11
Other	1	4
Balance at end of period	(24)	(28)

6.    Assets Held for Sale

On February 25, 2022, the Parent’s wholly-owned subsidiary, IGT Lottery S.p.A. entered into a share sale and purchase agreement to sell 100% of the share capital of Lis Holding S.p.A., a wholly owned subsidiary of IGT Lottery S.p.A. that conducts the Company’s Italian commercial services business, to PostePay S.p.A. – Patrimonio Destinato IMEL, an entity of the Italian postal service provider group, for a purchase price of €700 million. Lis Holding S.p.A. did not meet the criteria for discontinued operations as of June 30, 2022 and therefore this disposal group remains presented as a component of continuing operations within our Global Lottery segment. The transaction is subject to customary closing conditions and regulatory approvals and is expected to close during the third quarter of 2022.

The following represents the major classes of assets and liabilities held for sale within this disposal group:

June 30,
($ in millions)	2022
Assets:
Cash and cash equivalents	58
Restricted cash and cash equivalents	57
Trade and other receivables, net	194
Other current assets	13
Systems, equipment and other assets related to contracts, net	20
Goodwill	280
Other non-current assets	24
Assets held for sale	645
Liabilities:
Accounts payable	233
Other current liabilities	22
Other non-current liabilities	14
Liabilities held for sale	269
The Company allocated goodwill to assets held for sale using a relative fair value approach. Prior to the presentation as assets held for sale, the goodwill was included within our Global Lottery segment.

At June 30, 2022 and December 31, 2021, there were $2 million and $4 million, respectively, of other disposal groups that meet the requirements to be classified as held for sale included in assets held for sale in our condensed consolidated balance sheets.

7.    Other Current Liabilities

($ in millions)	Notes	June 30, 2022	December 31, 2021
DDI / Benson Matter provision	9	150	—
Employee compensation		112	171
Income taxes payable		106	104
Contract liabilities	3	99	104
Accrued interest payable		97	100
Current financial liabilities		92	61
Taxes other than income taxes		75	72
Accrued expenses		72	75
Jackpot liabilities		66	66
Operating lease liability		37	39
Other		45	35
Total other current liabilities		953	828

8.    Debt

The Company’s long-term debt obligations consist of the following:

	June 30, 2022
($ in millions)	Principal	Debt issuance cost, net	Total
5.350% Senior Secured U.S. Dollar Notes due October 2023	61	—	61
3.500% Senior Secured Euro Notes due July 2024	519	(2)	517
6.500% Senior Secured U.S. Dollar Notes due February 2025	1,100	(6)	1,094
4.125% Senior Secured U.S. Dollar Notes due April 2026	750	(6)	744
3.500% Senior Secured Euro Notes due June 2026	779	(4)	775
6.250% Senior Secured U.S. Dollar Notes due January 2027	750	(5)	745
2.375% Senior Secured Euro Notes due April 2028	519	(4)	516
5.250% Senior Secured U.S. Dollar Notes due January 2029	750	(6)	744
Senior Secured Notes	5,228	(31)	5,197

Euro Term Loan Facilities due January 2027	1,039	(10)	1,029
Euro Revolving Credit Facility B due July 2024	114	(5)	109
U.S. Dollar Revolving Credit Facility A due July 2024	126	(8)	118
Long-term debt	6,507	(54)	6,453

Total debt	6,507	(54)	6,453

	December 31, 2021
($ in millions)	Principal	Debt issuance cost, net	Total
5.350% Senior Secured U.S. Dollar Notes due October 2023	61	—	61
3.500% Senior Secured Euro Notes due July 2024	566	(3)	564
6.500% Senior Secured U.S. Dollar Notes due February 2025	1,100	(7)	1,093
4.125% Senior Secured U.S. Dollar Notes due April 2026	750	(6)	744
3.500% Senior Secured Euro Notes due June 2026	849	(5)	844
6.250% Senior Secured U.S. Dollar Notes due January 2027	750	(5)	745
2.375% Senior Secured Euro Notes due April 2028	566	(4)	562
5.250% Senior Secured U.S. Dollar Notes due January 2029	750	(6)	744
Senior Secured Notes	5,393	(36)	5,357

Euro Term Loan Facilities due January 2027	1,133	(12)	1,121
Long-term debt, less current portion	6,525	(48)	6,477

Short-term borrowings	52	—	52

Total debt	6,577	(48)	6,529

At December 31, 2021, $17 million of debt issuance costs, net are recorded as other non-current assets in the condensed consolidated balance sheets for Revolving Credit Facilities with no outstanding borrowings.

The principal amount of long-term debt maturing over the next five years and thereafter as of June 30, 2022 is as follows ($ in millions):

Year	U.S. Dollar Denominated	Euro Denominated	Total
2022	—	—	—
2023	61	—	61
2024	126	841	967
2025	1,100	208	1,308
2026	750	987	1,737
2027 and thereafter	1,500	935	2,435
Total principal amounts	3,537	2,971	6,507

At June 30, 2022 and December 31, 2021, we were in compliance with all covenants under our debt agreements.

Revolving Credit Facilities and Term Loan Facilities

In July 2022, the Company entered into an amendment and restatement agreement with respect to the Senior Facilities Agreement for the Revolving Credit Facilities due July 2024, pursuant to which, among other changes, (i) the aggregate revolving facility A commitments of the lenders were decreased from $1.05 billion to $820 million; (ii) the aggregate revolving facility B commitments of the lenders were increased from €625 million to €1.0 billion; (iii) the final maturity date was extended from July 31, 2024 to July 31, 2027; (iv) LIBOR was replaced as a reference rate with the Secured Overnight Financing Rate (SOFR) or the Sterling Overnight Index Average (SONIA) rate for USD and GBP borrowings, respectively (subject to a credit adjustment spread); (v) the margins based on public debt ratings were reduced by at least 0.25% (0.40% at current public debt ratings) subject to a maximum of 0.075% increase or decrease based on the group's environmental, social, and governance rating; (vi) the annual permitted acquisition limit was increased from 10% to 15% of consolidated total assets and the lifetime permitted acquisition limit was increased from $2.25 billion to $2.5 billion; and (vii) the annual limit on dividends and share repurchases was increased from $300 million to $400 million based on the Company’s current public debt ratings and to $550 million if any two public debt ratings are equal to BB+/Ba1 and eliminated if any two public debt ratings are higher than BB+/Ba1.

In July 2022, the Company also entered into an amendment to the Senior Facilities Agreement for the Euro Term Loan Facilities due January 2027, pursuant to which, among other changes, (i) the annual permitted acquisition limit was increased from 10% to 15% of consolidated total assets and the lifetime permitted acquisition limit was increased from $2.25 billion to $2.5 billion; and (ii) the annual limit on dividends and share repurchases was increased from $300 million to $400 million based on the Company’s current public debt ratings and to $550 million if any two public debt ratings are equal to BB+/Ba1 and eliminated if any two public debt ratings are higher than BB+/Ba1.

Fair Value of Debt

Debt is categorized within Level 2 of the fair value hierarchy. Senior Secured Notes are valued using quoted market prices or dealer quotes for the identical financial instrument when traded as an asset in markets that are not active. All other debt is valued using current interest rates, excluding the effect of debt issuance costs and any short-term borrowings.

($ in millions)	June 30, 2022	December 31, 2021
Carrying value	6,453	6,477
Fair value	6,128	6,792

Interest Expense, net

	For the three months ended June 30,		For the six months ended June 30,
($ in millions)	2022	2021	2022	2021
Senior Secured Notes	65	74	130	160
Term Loan Facilities	6	8	12	16
Revolving Credit Facilities	5	9	11	16
Other	2	3	4	(1)
Interest expense	78	94	157	191
Interest income	(3)	(3)	(6)	(5)
Interest expense, net	75	91	151	185

9.     Commitments and Contingencies

Legal Proceeding

From time to time, the Parent and/or one or more of its subsidiaries are party to legal, regulatory, or administrative proceedings regarding, among other matters, claims by and against us, and injunctions by third parties arising out of the ordinary course of business. Licenses are also subject to legal challenges by competitors seeking to annul awards made to the Company. The Parent and/or one or more of its subsidiaries are also, from time to time, subjects of, or parties to, ethics and compliance inquiries and investigations related to the Company’s ongoing operations. At June 30, 2022, provisions for these matters amounted to $154 million. With respect to legal proceedings where we have determined that an incremental loss is reasonably possible but we are unable to determine an estimate of that reasonably possible loss in excess of amounts already accrued, no additional amounts have been accrued, given the uncertainties of litigation and the inherent difficulty of predicting the outcome of legal proceedings.

Texas Fun 5’s Instant Ticket Game

IGT Global Solutions Corporation (formerly GTECH Corporation) is party to four lawsuits in Texas state court arising out of the Fun 5’s instant ticket game sold by the Texas Lottery Commission (“TLC”) from September 14, 2014 to October 21, 2014. Plaintiffs allege each ticket’s instruction for Game 5 provided a 5x win (five times the prize box amount) any time the “Money Bag” symbol was revealed in the “5X BOX”. However, TLC awarded a 5x win only when (1) the “Money Bag” symbol was revealed and (2) three symbols in a pattern were revealed.

(a)Steele, James et al. v. GTECH Corp., filed on December 9, 2014 in Travis County (No. D1GN145114). Through intervenor actions, over 1,200 plaintiffs claim damages in excess of $500 million. GTECH Corporation’s plea to the jurisdiction for dismissal based on sovereign immunity was denied. GTECH Corporation appealed. The appellate court ordered that Plaintiffs’ sole remaining claim should be reconsidered. On April 27, 2018, this and a related matter were appealed to the Texas Supreme Court, which heard arguments on December 3, 2019. On June 12, 2020, the Texas Supreme Court ruled that Plaintiffs could proceed with their fraud allegations in the lower court; all other claims were dismissed. On March 26, 2021, October 29, 2021, and February 3, 2022 (two motions), GTECH Corporation filed motions for summary judgment. One such motion was denied on February 25, 2022, while the other three remain pending. Trial for the bellwether plaintiffs is currently scheduled for the week of November 14, 2022.
(b)Guerra, Esmeralda v. GTECH Corp. et al., filed on June 10, 2016 in Hidalgo County (No. C277716B). Plaintiff claims damages in excess of $0.5 million.
(c)Wiggins, Mario & Kimberly v. IGT Global Solutions Corp., filed on September 7, 2016 in Travis County (No. D1GN16004344). Plaintiffs claim damages in excess of $1 million.
(d)Campos, Osvaldo Guadalupe et al. v. GTECH Corp., filed on October 20, 2016 in Travis County (No. D1GN16005300). Plaintiffs claim damages in excess of $1 million.

We dispute the claims made in each of these cases and continue to defend against these lawsuits.

Adrienne Benson and Mary Simonson, individually and on behalf of all others similarly situated v. Double Down Interactive LLC, et al.

On April 9, 2018, a plaintiff, Adrienne Benson, filed a putative class action against the Company’s wholly-owned subsidiary, International Game Technology, and Double Down Interactive LLC, a Washington limited liability company in the United

States District Court for the Western District of Washington (the “Benson Matter”). On July 23, 2018, plaintiff filed a first amended complaint, adding named plaintiff Mary Simonson, and adding allegations to represent a putative class of all persons in the United States who purchased and allegedly lost virtual “chips” while playing games through an online gaming platform called Double Down Casino. On April 26, 2021, plaintiffs filed a second amended complaint naming IGT, a wholly-owned subsidiary of International Game Technology, as an additional defendant. Plaintiffs have asserted claims for alleged violations of Washington’s Recovery of Money Lost at Gambling Act, Washington’s Consumer Protection Act, and for unjust enrichment, and seeks unspecified money damages (including treble damages as appropriate), the award of reasonable attorneys’ fees and costs, pre- and post-judgment interest, and injunctive and/or declaratory relief.

International Game Technology acquired Double Down Interactive LLC (“DDI”) in 2012 and, effective June 1, 2017, sold Double Down Interactive LLC to DoubleU Games pursuant to a purchase agreement (the “Purchase Agreement”). At all times relevant, Double Down Interactive LLC was the sole operator of the Double Down Casino, and International Game Technology asserts, among other defenses, that it has no liability for the actions of a bona fide subsidiary.

On May 10, 2018, Double Down Interactive LLC and DoubleU Diamond LLC sent a claim notice (the “DDI Claim Notice”) to International Game Technology seeking indemnification and reimbursement of defense costs for all claims against Double U Diamond LLC and its affiliates (the “DoubleU Entities”) in the Benson Matter, pursuant to the Purchase Agreement. On June 7, 2018, International Game Technology responded to the DDI Claim Notice, rejecting any obligation to indemnify or pay defense costs of the DoubleU Entities, and sent a claim notice to DoubleU Diamond LLC for indemnification and reimbursement of defense costs for all claims against International Game Technology in the Benson Matter pursuant to the terms of certain agreements with DoubleU Diamond LLC.

On June 17, 2021, IGT sent a claim notice to DoubleU Diamond LLC for indemnification and reimbursement of defense costs for all claims against IGT in the Benson Matter pursuant to the terms of certain agreements with DoubleU Diamond LLC.

On August 20, 2018, International Game Technology filed a motion to compel arbitration under the Federal Arbitration Act. The denial of that motion was appealed to the United States Court of Appeals for the Ninth Circuit, which in turn affirmed the district court by mandate effective February 20, 2020.

International Game Technology filed an answer to the first amended complaint on January 18, 2019, and an answer to the second amended complaint on May 10, 2021, continuing to deny all material allegations of liability and damages, and further denying that International Game Technology was responsible for the operation of the Double Down Casino. International Game Technology amended its answer to the first amended complaint on April 21, 2021. IGT filed a motion to dismiss the second amended complaint on May 18, 2021, which remains pending.

International Game Technology moved to certify the liability questions to the Washington State Supreme Court, which was denied on August 11, 2020. International Game Technology’s motion to reconsider the question of certification was denied on January 15, 2021.

On August 13, 2020, International Game Technology filed a motion to strike the nationwide class allegations from the amended complaint, which was denied on March 19, 2021.

On September 10, 2020, International Game Technology filed a motion to dismiss and stay the case on the grounds that the federal court should abstain from deciding the liability questions under Washington law. That motion was denied on March 24, 2021. On February 25, 2021, plaintiffs filed a motion for class certification and for preliminary injunction, which remains pending, and has not been set for hearing.

Discovery closed on August 24, 2021. Before the close of discovery, plaintiffs filed motions for leave to take additional depositions and to make expert disclosures that remain pending. There is currently no trial date set for this matter.

International Game Technology is vigorously pursuing its defenses.

As a result of ongoing discussions with the parties to these matters, including non-binding mediation, the Company has accrued $150 million as an estimated liability representing the current best estimate of probable loss associated with resolution of the Benson Matter and indemnification claims by the DoubleU Entities. The Company will continue to monitor these matters and may adjust its disclosure and accrual in accordance with its Process for Disclosure and Recording of Liabilities Related to Legal Proceedings. Given the nature of these matters being associated with the resolution of the historical disposition of a business, the Company has classified the expense as a non-operating expense in the condensed consolidated statements of operations consistent with the Company’s policy related to gains (losses) on the disposition of businesses.

10.    Shareholders' Equity

Dividends

In both the first and second quarters of 2022, the Board of Directors of the Parent (the “Board”), declared quarterly cash dividends of $0.20 per share ($41 million per quarter).

On July 28, 2022, the Board declared a quarterly cash dividend of $0.20 per share. The dividend, of $41 million, is payable on August 30, 2022, to shareholders of record at the close of business on August 16, 2022. The ex-dividend date is August 15, 2022. Future dividends are subject to Board approval.

Accumulated Other Comprehensive Income (“AOCI”)

The following tables detail the changes in AOCI:

	For the three months ended June 30, 2022
		Unrealized Gain (Loss) on:		AOCI
($ in millions)	Foreign Currency Translation	Hedges	Other	Total	Attributable to non-controlling interests	Attributable to IGT PLC
Balance at March 31, 2022	399	(4)	3	397	39	436
Change during period	26	4	1	31	28	59
Reclassified to operations (1)	—	(1)	—	(1)	—	(1)
Tax effect	—	—	—	(1)	—	(1)
OCI	26	3	1	30	28	58
Balance at June 30, 2022	425	(2)	4	427	66	494
(1) Unrealized loss on hedges was reclassified into service revenue in the condensed consolidated statements of operations.

	For the three months ended June 30, 2021
		Unrealized Gain (Loss) on:		AOCI
($ in millions)	Foreign Currency Translation	Hedges	Other	Total	Attributable to non-controlling interests	Attributable to IGT PLC
Balance at March 31, 2021	288	(7)	4	285	6	292
Change during period	78	(1)	—	77	(8)	69
OCI	78	—	—	78	(8)	70
Balance at June 30, 2021	366	(7)	4	363	(1)	362

	For the six months ended June 30, 2022
		Unrealized Gain (Loss) on:		AOCI
($ in millions)	Foreign Currency Translation	Hedges	Other	Total	Attributable to non-controlling interests	Attributable to IGT PLC
Balance at December 31, 2021	387	(6)	3	384	28	412
Change during period	38	6	1	45	38	83
Reclassified to operations (1)	1	(1)	—	—	—	—
Tax effect	—	(1)	—	(1)	—	(1)
OCI	38	4	1	44	38	82
Balance at June 30, 2022	425	(2)	4	427	66	494
(1) Foreign currency translation adjustments related to liquidated subsidiaries were reclassified into foreign exchange gain, net on the condensed consolidated statements of operations. Unrealized loss on hedges was reclassified into service revenue in the condensed consolidated statements of operations.

	For the six months ended June 30, 2021
		Unrealized Gain (Loss) on:		AOCI
($ in millions)	Foreign Currency Translation	Hedges	Other	Total	Attributable to non-controlling interests	Attributable to IGT PLC
December 31, 2020	358	(9)	4	353	(24)	330
Change during period	8	1	—	9	22	31
Reclassified to operations (1)	—	1	—	1	—	1
OCI	8	2	—	9	22	32
Balance at June 30, 2021	366	(7)	4	363	(1)	362
(1) Unrealized gain on hedges was reclassified into service revenue in the condensed consolidated statements of operations.

11.    Segment Information

Our organizational structure focuses on three business segments: Global Lottery, Global Gaming, and Digital & Betting, along with a streamlined corporate support function. We report segmented information based on internal reporting reviewed by the chief operating decision maker for allocating resources and assessing performance.

Segment information is as follows:

	For the three months ended June 30, 2022
($ in millions)	Global Lottery	Global Gaming	Digital & Betting	Business Segment Total	Corporate and Other	Total IGT PLC
Operating and facilities management contracts	535	—	—	535	—	535
Gaming terminal services	—	123	—	123	—	123
Digital and betting services	—	—	43	43	—	43
Systems, software, and other	85	56	—	141	—	141
Service revenue	621	179	43	842	—	842

Lottery products	27	—	—	27	—	27
Gaming terminals	—	108	—	108	—	108
Other	—	44	—	44	—	44
Product sales	27	151	—	179	—	179
Total revenue	648	330	43	1,021	—	1,021

Operating income (loss)	230	57	8	295	(68)	228
Depreciation and amortization (1)	49	29	4	81	39	120
(1) Depreciation and amortization excludes amortization of upfront license fees of $48 million.

	For the three months ended June 30, 2021
($ in millions)	Global Lottery	Global Gaming	Digital & Betting	Business Segment Total	Corporate and Other	Total IGT PLC
Operating and facilities management contracts	623	—	—	623	—	623
Gaming terminal services	—	108	—	108	—	108
Digital and betting services	—	—	43	43	—	43
Systems, software, and other	79	48	—	127	—	127
Service revenue	702	156	43	901	—	901

Lottery products	23	—	—	23	—	23
Gaming terminals	—	86	—	86	—	86
Other	—	31	—	31	—	31
Product sales	23	118	—	140	—	140
Total revenue	725	274	42	1,041	—	1,041

Operating income (loss)	300	1	9	310	(66)	244
Depreciation and amortization (1)	57	32	4	93	40	134
(1) Depreciation and amortization excludes amortization of upfront license fees of $55 million.

	For the six months ended June 30, 2022
($ in millions)	Global Lottery	Global Gaming	Digital & Betting	Business Segment Total	Corporate and Other	Total IGT PLC
Operating and facilities management contracts	1,086	—	—	1,086	—	1,086
Gaming terminal services	—	230	—	230	—	230
Digital and betting services	—	—	89	89	—	89
Systems, software, and other	169	113	—	282	—	282
Service revenue	1,255	344	89	1,688	—	1,688

Lottery products	72	—	—	72	—	72
Gaming terminals	—	212	—	212	—	212
Other	—	99	—	99	—	99
Product sales	72	311	—	384	—	384
Total revenue	1,328	655	90	2,072	—	2,072

Operating income (loss)	482	108	21	612	(132)	480
Depreciation and amortization (1)	99	57	8	164	77	242
(1) Depreciation and amortization excludes amortization of upfront license fees of $100 million.

	For the six months ended June 30, 2021
($ in millions)	Global Lottery	Global Gaming	Digital & Betting	Business Segment Total	Corporate and Other	Total IGT PLC
Operating and facilities management contracts	1,266	—	—	1,266	—	1,266
Gaming terminal services	—	198	—	198	—	198
Digital and betting services	—	—	79	79	—	79
Systems, software, and other	162	97	—	259	—	259
Service revenue	1,427	295	79	1,802	—	1,802

Lottery products	46	—	—	46	—	46
Gaming terminals	—	148	—	148	—	148
Other	—	59	1	60	—	60
Product sales	46	207	1	254	—	254
Total revenue	1,473	502	80	2,055	—	2,055

Operating income (loss)	637	(25)	16	628	(124)	504
Depreciation and amortization (1)	113	65	7	185	79	265
(1) Depreciation and amortization excludes amortization of upfront license fees of $110 million.

12.    Other Non-Operating Expense, Net

($ in millions)	Notes	For the three months ended June 30,		For the six months ended June 30,
		2022	2021	2022	2021
DDI / Benson Matter provision	9	150	—	150	—
Loss on extinguishment of debt		—	67	—	91
Other expense (income)		—	3	(3)	3
Total other non-operating expense, net		150	70	147	94

13.    Income Taxes

	For the three months ended June 30,		For the six months ended June 30,
($ in millions, except percentages)	2022	2021	2022	2021
Income (loss) from continuing operations before (benefit from) provision for income taxes	22	(7)	204	280
(Benefit from) provision for income taxes	(11)	32	53	181
Effective income tax rate	(50.8)%	(492.1)%	26.0%	64.4%
(1) Determined using an estimated annual effective income tax rate.

The effective income tax rate for both the three and six months ended June 30, 2022 of (50.8)% and 26.0% differed from the U.K. statutory rate of 19.0% primarily due to foreign rate differential, valuation allowance related to our business interest expense limitation carryforward, and the impact of the international provisions of the Tax Cuts and Jobs Act of 2017 (the “Tax Act”) (GILTI).

The effective income tax rate for the three and six months ended June 30, 2021 of (492.1)% and 64.4%, respectively, differed from the U.K. statutory rate of 19.0% primarily due to foreign rate differential, valuation allowance related to our business interest expense limitation carryforward, losses with no tax benefit, and the impact of the international provisions of the Tax Act (BEAT and GILTI).

Quarterly, we evaluate the realizability of deferred income tax assets by jurisdiction and assess the need for a valuation allowance. We considered both positive and negative evidence for each jurisdiction including past operating results, estimates of future taxable income, and the feasibility of tax planning strategies. At June 30, 2022, we believe that it is more-likely-than-not that a portion of the deferred income tax asset related to section 163(j), disallowed interest expense, will not be realized. As a result, during the six months ended June 30, 2022, we recorded an additional valuation allowance of $32 million on this deferred tax asset ($140 million valuation allowance was recorded at December 31, 2021).

At June 30, 2022 and December 31, 2021, we had $27 million of reserves for uncertain tax positions.

We recognize interest and penalties related to income tax matters in income tax expense. At June 30, 2022 and December 31, 2021, $21 million of interest and penalties were accrued for uncertain tax positions.

The Company’s Italian corporate income tax returns for the calendar years ended December 31, 2015 through December 31, 2019 are under examination. On October 19, 2020, the Italian Tax Authorities issued a final audit report for calendar year 2015. The Company filed a defense memorandum with the Italian Tax Authorities on May 29, 2021 rejecting all findings. On December 9, 2021, the Company received a tax assessment notice for €15 million relating to calendar year 2015. On February 9, 2022, the Company submitted a voluntary settlement request which entitles the Company to an automatic 90-day extension. The 90 day extension expired on May 5, 2022 with no agreement with the Italian Tax Authorities. As a result, the Company filed an appeal with the Italian Tax Court against the tax assessment notice for calendar year 2015.

14.    Discontinued Operations

On May 10, 2021, the Company completed the sale of its Italian B2C gaming machine, sports betting, and digital gaming businesses, which were previously reported under the Global Gaming segment and met the criteria to be reported as a discontinued operation during the fourth quarter of 2020, for a cash purchase price of €950 million (€725 million of which was paid at closing, €100 million of which was paid on August 5, 2021, and the remaining €125 million of which was paid on July 13, 2022).

The funds received at closing were used to pay transaction expenses and partially fund the full redemption of the 4.750% Senior Secured Euro Notes due February 2023 through the exercise of the make-whole call option. The consideration received, net of $139 million of cash and restricted cash transferred, was $1.0 billion and resulted in a pre-tax gain on sale of $396 million ($391 million net of tax).

Summarized financial information for discontinued operations is shown below:

	For the three months ended June 30, 2021	For the six months ended June 30, 2021
($ in millions)
Total revenue	21	74

Operating income	8	24

Income from discontinued operations before provision for income taxes	9	23
Benefit from income taxes on discontinued operations	(5)	(1)
Income from discontinued operations, net of tax	13	24
Gain on sale of discontinued operations before provision for income taxes	396	396
Provision for income taxes on sale of discontinued operations	5	5
Gain on sale of discontinued operations, net of tax	391	391
Income from discontinued operations	404	415
Less: Net loss attributable to non-controlling interests from discontinued operations	—	(2)
Income from discontinued operations attributable to IGT PLC	404	417

The Company has continuing involvement with the businesses that were sold via a transition services agreement (“TSA”). As part of the TSA, the Company provides various telecommunications, information technology, and back-office services for which the Company receives compensation. These services generally expire after no more than two years.

15.    Earnings Per Share

The following table presents the computation of basic and diluted income per share of common stock:

EP	For the three months ended June 30,		For the six months ended June 30,
($ in millions and shares in thousands, except per share amounts)	2022	2021	2022	2021
Numerator:
Net (loss) income from continuing operations attributable to IGT PLC	(4)	(98)	75	(19)
Net income from discontinued operations attributable to IGT PLC	—	404	—	417
Net (loss) income attributable to IGT PLC	(4)	306	75	397

Denominator:
Weighted-average shares - basic	202,696	205,096	203,217	204,977
Incremental shares under stock-based compensation plans	—	—	1,396	—
Weighted-average shares - diluted	202,696	205,096	204,613	204,977

Net (loss) income from continuing operations attributable to IGT PLC per common share - basic	(0.02)	(0.48)	0.37	(0.09)
Net (loss) income from continuing operations attributable to IGT PLC per common share - diluted	(0.02)	(0.48)	0.37	(0.09)
Net income from discontinued operations attributable to IGT PLC per common share - basic and diluted	—	1.97	—	2.03
Net (loss) income attributable to IGT PLC per common share - basic	(0.02)	1.49	0.37	1.94
Net (loss) income attributable to IGT PLC per common share - diluted	(0.02)	1.49	0.37	1.94

Stock options and unvested restricted stock awards totaling approximately 2 million shares for the three months ended June 30, 2022 were excluded from the computation of diluted earnings per share because including them would have had an antidilutive effect. There were nominal stock options and unvested restricted stock awards excluded for the six months ended June 30, 2022. Stock options and unvested restricted stock awards totaling approximately 2 million shares were excluded for both the three and six months ended June 30, 2021.

16.    Restructuring

2021 Italian Workforce Redundancies

The 2021 Italian workforce redundancies plan was an initiative to eliminate certain redundancies as TSA services lapse, by commencing voluntary early retirement programs. We expect to incur approximately $38 million in severance and related employee costs under the plan through December 31, 2023, as management and the identified employees reach a mutual understanding of the separation benefits. Cash payments associated with the plan are expected to be made through 2030. During the three and six months ended June 30, 2022 we incurred nominal costs under the plan. Since the plan’s inception, we incurred severance and related employee costs within our Global Lottery segment and corporate support function totaling $11 million.

17.    Leases

We have various arrangements for lottery and gaming equipment under which we are the lessor.

Our lease arrangements typically have lease terms ranging from one month to 4 years. These leases generally meet the criteria for operating lease classification, as the lease payments are typically variable based on a percentage of sales, a percentage of amounts wagered, net win, or a daily fee per active gaming terminal. Our leases generally do not contain variable payments that are dependent on an index or rate. We provide lessees with the option to extend the lease, which is considered when evaluating lease classification. Lease income from operating leases is included within service revenue in the condensed consolidated statements of operations. Operating lease income was approximately 6% of total revenue for both the three months ended June

30, 2022 and 2021. Operating lease income was approximately 6% and 5% of total revenue for the six months ended June 30, 2022 and 2021, respectively.

Our sales-type lease arrangements typically have lease terms ranging from one year to 10 years. We provide lessees with the option to extend the lease, which is considered when evaluating lease classification. Lease income from sales-type leases is included within product sales in the condensed consolidated statements of operations. Total sales-type lease income was approximately 1% of total revenue for both the three and six months ended June 30, 2022 and 2021. Sales-type lease receivables are included within customer financing receivables, net, which are a component of other current assets and other non-current assets within the condensed consolidated balance sheets. Additional information on customer financing receivables is included in Note 4 – Receivables.

18.    Stock-Based Compensation

Digital & Betting Synthetic Equity Award Program

In 2021, the Company established a synthetic equity award program (the “D&B Equity Award Program”) designed to align the incentives of certain employees of the Company’s Digital & Betting segment with the growth in the valuation of such business. The amount of compensation paid to an employee will depend on the valuation of the Digital & Betting segment on each applicable vesting date and requires the employee’s continued service through each vesting date.

Awards under the D&B Equity Award Program vest in three tranches, with certain specified percentages (the “Tranche Percentages”) of the award scheduled to vest three, four, and five years after the grant date. The first vesting date will accelerate upon consummation of a separate public listing of the Digital & Betting business, while the remaining two vesting dates shall not be affected.

Digital & Betting synthetic equity awards provide that on each applicable vesting date, the employee shall be entitled to an amount (payable in a combination of equity and cash) equal to a certain percentage (the “Synthetic SAR Percentage”) of the appreciation, if any, in the valuation of the Digital & Betting business at each vesting date over the contractually agreed initial valuation. Additionally, the employee shall be entitled to an amount (payable in a combination of equity and cash) equal to a certain percentage (the “Synthetic RSU Percentage”) of the valuation of the Digital & Betting business as of each vesting date.

At June 30, 2022, $6 million of estimated unrecognized compensation expense attributable to Digital & Betting synthetic equity awards will be recognized as compensation expense over a weighted average period of 3.7 years.

19.     Related Parties

On March 9, 2022, Enrico Drago, Chief Executive Officer, Digital & Betting, an immediate family member of Marco Drago, a member of the Parent’s board of directors, was granted a synthetic equity award pursuant to the D&B Equity Award Program with Tranche Percentages of 35%, 25%, and 40%, a Synthetic SAR Percentage of 1.275%, and a Synthetic RSU Percentage of 0.225%. At June 30, 2022, $3 million of estimated unrecognized compensation expense attributable to the synthetic equity award granted to Mr. Drago will be recognized as compensation expense over a weighted average period of 3.9 years.

20.    Subsequent Event

On July 1, 2022, the Company completed the 100% equity interest acquisition of iSoftBet for cash consideration of €162 million and contingent consideration of up to €4 million. The Company funded the acquisition through a combination of cash on hand and utilization of the revolving credit facility. The acquisition of iSoftBet will provide market-tested proprietary digital content, advanced game aggregation capabilities, scalable promotional tools, analytics, and strong creative talent to the Digital & Betting segment. Due to the limited time since the acquisition date, the initial accounting for the business combination is incomplete. As a result, the Company is unable to provide the amounts recognized as of the acquisition date for the major classes of assets acquired and liabilities assumed. The Company will reflect the preliminary purchase price allocation in its condensed consolidated financial statements for the quarter ending September 30, 2022.

Item 2.     Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with the Condensed Consolidated Financial Statements, including the notes thereto, included in this report, as well as “Item 5. Operating and Financial Review and Prospects” and “Item 18. Financial Statements” in the Company's 2021 Form 20-F.

The following discussion includes information for the three and six months ended June 30, 2022 and 2021. Amounts reported in millions are computed based on the amounts in thousands. Certain amounts in columns and rows within tables may not foot due to rounding. Percentages presented are calculated from the underlying unrounded amounts.

The following discussion includes certain forward-looking statements. Actual results may differ materially from those discussed in such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and elsewhere in this report and in “Item 3.D. Risk Factors” and “Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995” included in the Company's 2021 Form 20-F. As used in this Item 2, the terms “we,” “our,” “us,” and the “Company” refer to International Game Technology PLC together with its consolidated subsidiaries.

Business Overview

The Company is a global leader in gaming that delivers entertaining and responsible gaming experiences for players across all channels and regulated segments, from lotteries and gaming machines to sports betting and digital. Leveraging compelling content, substantial investment in innovation, player insights, operational expertise, and leading-edge technology, the Company’s solutions deliver gaming experiences that engage players and drive growth. The Company has a well-established local presence and relationships with governments and regulators in more than 100 countries around the world, and creates value by adhering to the highest standards of service, integrity, and responsibility.

We manage and report our operating results through three business segments: Global Lottery, Global Gaming, and Digital & Betting, along with a streamlined corporate support function. The Company’s operations for the periods presented herein are discussed accordingly.

Key Factors Affecting Operations and Financial Condition

The Company’s worldwide operations can be affected by industrial, economic, and political factors on both a regional and global level. The conflict between Russia and Ukraine has caused disruptions and uncertainty in the global economy, including increased inflationary pressures, foreign exchange rate fluctuations, potential cybersecurity risks, and exacerbated supply chain challenges. However, this conflict did not have a material impact on our supply chain or our results of operations for the quarter ended June 30, 2022. The extent to which our business, or the business of our suppliers or manufacturers, will be impacted in the future is unknown. We will continue to monitor the effects of this conflict on our business and our results of operations. The following are the principal factors which have affected the Company’s results of operations and financial condition and/or which may affect results of operations and financial condition for future periods.

Critical Accounting Estimates

The Company’s consolidated financial statements are prepared in conformity with GAAP which require the use of estimates, judgments, and assumptions that affect the carrying amount of assets and liabilities and the amounts of income and expenses recognized. The estimates and underlying assumptions are based on information available at the date that the financial statements are prepared, on historical experience, judgments, and assumptions considered to be reasonable and realistic. There have been no material changes to the critical accounting estimates previously disclosed in the Company’s 2021 Form 20-F, except as disclosed in “Item 1. Notes to the Condensed Consolidated Financial Statements (Unaudited)—Note 2. Summary of Significant Accounting Policies”, pertaining to the Process for Disclosure and Recording of Liabilities Related to Legal Proceedings.

The areas that require greater subjectivity of management in making estimates and judgments and where a change in such underlying assumptions could have a significant impact on the Company’s consolidated financial statements are fully described in “Item 1. Notes to the Condensed Consolidated Financial Statements (Unaudited)—Note 2. Summary of Significant Accounting Policies” included herein.

Results of Operations

Comparison of the three months ended June 30, 2022 and 2021

	For the three months ended
	June 30, 2022		June 30, 2021		Change
($ in millions)	$	% of Revenue	$	% of Revenue	$	%
Service revenue by segment
Global Lottery	621	61	702	67	(81)	(12)
Global Gaming	179	18	156	15	23	14
Digital & Betting	43	4	43	4	—	—
Total service revenue	842	82	901	87	(59)	(7)

Product sales by segment
Global Lottery	27	3	23	2	4	19
Global Gaming	151	15	118	11	34	29
Digital & Betting	—	—	—	—	1	134
Total product sales	179	18	140	13	38	27

Total revenue	1,021	100	1,041	100	(20)	(2)

Operating expenses
Cost of services	420	41	438	42	(19)	(4)
Cost of product sales	117	12	88	8	30	34
Selling, general and administrative	195	19	207	20	(13)	(6)
Research and development	60	6	61	6	(1)	(2)
Other operating expense	1	—	1	—	(1)	(47)
Total operating expenses	793	78	796	77	(4)	—

Operating income	228	22	244	23	(17)	(7)

Interest expense, net	75	7	91	9	(17)	(18)
Foreign exchange (gain) loss, net	(19)	(2)	90	9	(109)	(122)
Other non-operating expense, net	150	15	70	7	80	115
Total non-operating expenses	205	20	251	24	(46)	(18)

Income (loss) from continuing operations before (benefit from) provision for income taxes	22	2	(7)	(1)	29	> 200
(Benefit from) provision for income taxes	(11)	(1)	32	3	(43)	(135)
Income (loss) from continuing operations	34	3	(39)	(4)	72	187
Income from discontinued operations, net of tax	—	—	13	1	(13)	(100)
Gain on sale of discontinued operations, net of tax	—	—	391	38	(391)	(100)
Income from discontinued operations	—	—	404	39	(404)	(100)
Net income	34	3	365	35	(331)	(91)

Revenue
Total revenue for the three months ended June 30, 2022 decreased $20 million, or 2%, to $1.02 billion from $1.04 billion for the prior corresponding period.

Total service revenue decreased primarily due to our Global Lottery segment experiencing decreased same-store sales of 7.4%. This decrease was primarily related to lower instant and draw-based ticket sales of 8.6% principally the result of higher activity in the prior corresponding period primarily attributable to a shift in consumer discretionary spending to lottery in lieu of other forms of entertainment options available during the height of the pandemic. Same-store sales related to multi-jurisdiction jackpots in North America partially offset the impact of lower instant and draw-based games. Global Gaming service revenue increased primarily due to an increase in total yields from total installed base units, principally as a result of increased player demand and more active units becoming available to players as social distancing restrictions were mostly lifted. These restrictions included casino and gaming hall capacity restrictions and closures within the prior corresponding period, in an effort to mitigate the spread of COVID-19. Digital & Betting service revenue remained relatively flat with the prior corresponding period.

Total product sales increased primarily within our Global Gaming segment, principally due to the lifting of many social distancing restrictions and casino operators returning to more moderate levels of investments resulting in a higher number of units sold.

See “Segment Operating Results” section below for further discussion related to the principal drivers of these changes.

Operating expenses

Cost of services

Cost of services for the three months ended June 30, 2022 decreased $19 million, or 4%, to $420 million from $438 million for the prior corresponding period. This decrease was primarily attributable to a $7 million decrease in depreciation and amortization in our Global Lottery segment, and a $4 million decrease in depreciation in our Global Gaming segment. Cost of services in our Digital & Betting segment remained relatively flat when compared to the prior corresponding period. As a percentage of service revenue, cost of services increased by approximately 100 basis points. The overall reduction in gross service margins was primarily due to an approximate 400 basis point decrease in our Global Lottery segment resulting from lower service revenue partially offset by an 800 basis point increase in our Global Gaming segment resulting from increased yields in our total installed base units.

Cost of product sales

Cost of product sales for the three months ended June 30, 2022 increased $30 million, or 34%, to $117 million from $88 million for the prior corresponding period, primarily as a result of a $38 million increase in total product sales. Cost of product sales as a percentage of product sales increased by approximately 300 basis points driven primarily by an approximate 300 basis point increase in our Global Gaming segment, principally due to supply chain headwinds and related product mix implications, partially offset by higher average selling prices and a high margin patent cross-licensing agreement.

Selling, general and administrative

Selling, general and administrative for the three months ended June 30, 2022 decreased $13 million, or 6%, to $195 million from $207 million for the prior corresponding period. This decrease was primarily attributable to a $19 million decrease in expected credit loss expense within the Global Gaming segment resulting from lower outstanding receivable balances for customers with higher credit risk profiles, partially offset by a $4 million increase in non-deductible VAT tax expense within the Global Lottery segment.

Research and development

Research and development for the three months ended June 30, 2022 remained relatively flat when compared to the prior corresponding period.

Non-operating expenses

Interest expense, net

Interest expense, net for the three months ended June 30, 2022 decreased $17 million, or 18%, to $75 million from $91 million for the prior corresponding period. This decrease was primarily due to the Company maintaining a lower average balance in our Senior Secured Notes compared to the prior corresponding period, as well as reductions in average interest rates.

Foreign exchange (gain) loss, net

Foreign exchange (gain) loss, net for the three months ended June 30, 2022 was a gain of $19 million, compared to a loss of $90 million for the prior corresponding period. Foreign exchange (gain) loss, net is principally related to fluctuations in the euro to U.S. dollar exchange rate on internal and external debt.

Other non-operating expense, net

Other non-operating expense, net for the three months ended June 30, 2022 increased $80 million, to $150 million from $70 million for the prior corresponding period. During the three months ended June 30, 2022, the Company recognized $150 million of expense representing the current best estimate of probable loss associated with resolution of the Benson Matter and indemnification claims by the DoubleU Entities related to Double Down Interactive LLC and its social gaming business sold in 2017 by International Game Technology, a wholly-owned subsidiary of the Company. During the prior corresponding period, we incurred $67 million of expense related to a redemption premium paid on the 4.750% Senior Secured Euro Notes due February 2023 through the exercise of the make-whole call option.

(Benefit from) provision for income taxes

(Benefit from) provision for income taxes for the three months ended June 30, 2022 was a benefit of $11 million compared to a provision of $32 million for the prior corresponding period. This change was primarily driven by the tax benefit arising from the DDI / Benson Matter provision and foreign exchange losses in the prior year with no tax benefit. In addition, there were no expected taxes arising from BEAT for the three months ended June 30, 2022, compared to $7 million for the prior corresponding period.

Segment Operating Results

Global Lottery

Revenues and Key Performance Indicators

	For the three months ended June 30,		Change
($ in millions)	2022	2021	$	%
Service revenue
Operating and facilities management contracts	535	623	(87)	(14)
Systems, software, and other	85	79	6	7
	621	702	(81)	(12)
Product sales
Lottery products	27	23	4	19
	27	23	4	19
Global Lottery segment revenue	648	725	(77)	(11)

	For the three months ended June 30,
(% on a constant-currency basis)	2022	2021
Global same-store sales growth (%)
Instant ticket & draw games	(8.6)%	34.9%
Multi-jurisdiction jackpots	10.8%	28.8%
Total	(7.4)%	34.5%

North America & Rest of world same-store sales growth (%)
Instant ticket & draw games	(5.6)%	20.5%
Multi-jurisdiction jackpots	10.8%	28.8%
Total	(4.2)%	21.1%

Italy same-store sales growth (%)
Instant ticket & draw games	(17.5)%	115.2%

Operating and facilities management contracts

Service revenue from Operating and facilities management contracts for the three months ended June 30, 2022 decreased $87 million, or 14%, to $535 million from $623 million for the prior corresponding period, primarily the result of a $100 million ($64 million on a constant-currency basis) decrease in instant and draw-based ticket revenue. Global same-store sales for instant and draw-based games experienced an 8.6% decline primarily attributable to higher sales experienced in the prior corresponding period due to COVID-19 related social distancing restrictions shifting consumer discretionary spending to lottery in lieu of other forms of entertainment. Global same-store sales for multi-jurisdiction jackpot ticket sales experienced a 10.8% increase, primarily attributable to elevated jackpot levels.

Systems, software, and other

Service revenue from Systems, software, and other for the three months ended June 30, 2022, which primarily consists of our Italian commercial services offering, increased by $6 million from the prior corresponding period primarily resulting from increased demand.

Lottery products

Lottery products revenue for the three months ended June 30, 2022 increased $4 million, or 19%, to $27 million from $23 million for the prior corresponding period principally due to increased demand.

Operating Margins

	For the three months ended June 30,		Change
($ in millions)	2022	2021	$ / Basis Points (“bps”)		%
Gross margin
Service	304	372	(67)		(18)
% of service revenue	49%	53%	(400)	bps
Product	5	5	—		—
% of product sales	17%	20%	(300)	bps

Operating income	230	300	(70)		(23)
Operating margin	35.6%	41.4%	(580)	bps

Gross margin - Service

Gross margin on service revenue for the three months ended June 30, 2022 decreased to 49% from 53% for the prior corresponding period primarily as a result of increased revenues experienced in the prior corresponding period as discussed above. As the Global Lottery segment has a higher proportion of fixed-costs within its cost structure, gross margin decreases as sales decrease.

Gross margin - Product

Gross margin on product sales for the three months ended June 30, 2022 decreased to 17% from 20% for the prior corresponding period principally due to product mix.

Operating margin

Segment operating margin for the three months ended June 30, 2022 decreased to 35.6% from 41.4% for the prior corresponding period. This decrease is primarily the result of increased revenues experienced in the prior corresponding period as discussed above. As the Global Lottery segment has a low percentage of variable costs, operating leverage decreases as sales decrease.

Global Gaming

Revenues and Key Performance Indicators

	For the three months ended June 30,		Change
($ in millions, except yields)	2022	2021	$	%
Service revenue
Gaming terminal services	123	108	15	14
Systems, software, and other	56	48	8	16
	179	156	23	14
Product sales
Gaming terminals	108	86	21	25
Gaming other	44	31	12	39
	151	118	34	29
Global Gaming segment revenue	330	274	56	21

	For the three months ended June 30,		Change
	2022	2021	Units / $	%
Installed base units
Total installed base units	47,898	49,100	(1,202)	(2)

Total yields(1)	$30.55	$27.49	$3.06	11

Global machine units sold
Total machine units sold	7,196	6,335	861	14
(1) Total yields represent revenue per day for the average installed base units. Installed base units included active and inactive units deployed to a customer location
Gaming terminal services

Service revenue from Gaming terminal services for the three months ended June 30, 2022 increased $15 million, or 14%, to $123 million from $108 million for the prior corresponding period. This increase was primarily driven by an 11% increase in yields, principally as a result of increased demand and more active units becoming available to players as social distancing restrictions were mostly lifted.

Systems, software, and other

Service revenue from Systems, software, and other for the three months ended June 30, 2022 increased $8 million, or 16%, to $56 million from $48 million for the prior corresponding period. This increase was primarily due to a $7 million increase in system and software revenue, principally related to the increase in active poker machines that were previously inactive in the prior corresponding period resulting from COVID-19 social distancing requirements.

Gaming terminals

Product sales from Gaming terminals for the three months ended June 30, 2022 increased $21 million, or 25%, to $108 million from $86 million for the prior corresponding period. This increase was primarily associated with an increase of 861 in machine units sold, primarily driven by replacement machine units in the United States and Canada, at a 9% higher average selling price than those in the prior corresponding period resulting from increased demand due to casino operators returning to more moderate levels of investments as a result of the industry’s recovery.

Gaming other

Product sales from Gaming other for the three months ended June 30, 2022 increased $12 million, or 39%, to $44 million from $31 million for the prior corresponding period, principally related to a $20 million increase in intellectual property revenues primarily associated with the execution of a patent cross-licensing agreement tied to remote game server solutions and game features. This was partially offset by $10 million decrease in other system and software sales principally driven by delays in North America system implementations due to shortages of parts as well as a decrease in game conversions.

Operating Margins

	For the three months ended June 30,		Change
($ in millions)	2022	2021	$ / bps		%
Gross margin
Service	102	76	26		34
% of service revenue	57%	49%	800	bps
Product	59	50	9		19
% of product sales	39%	42%	(300)	bps

Operating income	57	1	56		> 200
Operating margin	17.2%	0.4%	1,680	bps

Gross margin - Service

Gross margin on service revenue for the three months ended June 30, 2022 increased to 57% from 49% for the prior corresponding period primarily resulting from increased yields in our total installed base units resulting in increased operating leverage.

Gross margin - Product

Gross margin on product sales for the three months ended June 30, 2022 decreased to 39% from 42% for the prior corresponding period principally as a result of recent supply chain headwinds and related product mix implications, partially offset by higher average selling prices and a high margin patent cross-licensing agreement.

Operating margin

Operating margin for the three months ended June 30, 2022 increased to 17.2% from 0.4% for the prior corresponding period primarily due to an increase in revenues of $56 million resulting from the segment’s continuing recovery from the effects of COVID-19. Increased unit sales, a patent cross-licensing agreement, and higher yields on our installed base units improved operating leverage as the business continues to return to pre-pandemic scale.

Digital & Betting

Revenues

	For the three months ended June 30,		Change
($ in millions)	2022	2021	$	%
Digital and betting services	43	43	—	—

Digital and betting services

Digital and betting services revenue for the three months ended June 30, 2022 remained relatively flat with the prior corresponding period resulting from a 16% decline in sports betting driven primarily by lower operator gross gaming revenue partially offset by a 4% increase in iGaming revenues due to opening of new markets in the U.S.

Operating Margins

	For the three months ended June 30,		Change
($ in millions)	2022	2021	$ / bps		%
Gross margin
Service	27	27	—		1
% of service revenue	63%	62%	100	bps

Operating income	8	9	(1)		(11)
Operating margin	19.2%	21.8%	(260)	bps

Gross margin - Service

Gross margin on service revenue for the three months ended June 30, 2022 remained relatively flat with the corresponding period.

Operating margin

Segment operating margin for the three months ended June 30, 2022 decreased to 19.2% from 21.8% for the prior corresponding period.

Results of Operations

Comparison of the six months ended June 30, 2022 and 2021

	For the six months ended
	June 30, 2022		June 30, 2021		Change
($ in millions)	$	% of Revenue	$	% of Revenue	$	%
Service revenue by segment
Global Lottery	1,255	61	1,427	69	(172)	(12)
Global Gaming	344	17	295	14	49	17
Digital & Betting	89	4	79	4	10	12
Total service revenue	1,688	81	1,802	88	(113)	(6)

Product sales by segment
Global Lottery	72	3	46	2	26	57
Global Gaming	311	15	207	10	104	50
Digital & Betting	—	—	1	—	—	(33)
Total product sales	384	19	254	12	130	51

Total revenue	2,072	100	2,055	100	16	1

Operating expenses
Cost of services	848	41	880	43	(32)	(4)
Cost of product sales	239	12	160	8	79	49
Selling, general and administrative	388	19	393	19	(5)	(1)
Research and development	117	6	116	6	1	1
Other operating expense	1	—	1	—	(1)	(60)
Total operating expenses	1,592	77	1,551	75	41	3

Operating income	480	23	504	25	(24)	(5)

Interest expense, net	151	7	185	9	(34)	(19)
Foreign exchange gain, net	(22)	(1)	(55)	(3)	33	60
Other non-operating expense, net	147	7	94	5	53	56
Total non-operating expenses	276	13	224	11	51	23

Income from continuing operations before provision for income taxes	204	10	280	14	(76)	(27)
Provision for income taxes	53	3	181	9	(127)	(71)
Income from continuing operations	151	7	100	5	52	52
Income from discontinued operations, net of tax	—	—	24	1	(24)	(100)
Gain on sale of discontinued operations, net of tax	—	—	391	19	(391)	(100)
Income from discontinued operations	—	—	415	20	(415)	(100)
Net income	151	7	514	25	(363)	(71)

Revenue
Total revenue for the six months ended June 30, 2022 increased $16 million, or 1%, to $2.07 billion from $2.06 billion for the prior corresponding period.

Total service revenue decreased primarily due to our Global Lottery segment experiencing decreased same-store sales for instant, draw-based, and multi-jurisdiction jackpot ticket sales by 8.9% in the aggregate, principally as a result of higher activity in the prior corresponding period due a shift in consumer discretionary spending to lottery in lieu of other forms of entertainment options available during the height of the pandemic. Global Gaming service revenue increased primarily due to an increase in total yields from total installed base units, principally as a result of increased player demand and more active units becoming available to players as social distancing restrictions were mostly lifted. The increase in Digital & Betting service revenue is primarily attributable to expansion into new jurisdictions and growth in existing markets from our iGaming and sports betting solutions.

Total product sales increased primarily within our Global Gaming segment, principally due to continued lifting of social distancing restrictions resulting in casino operators returning to more moderate levels of investments resulting in a higher number of units sold. Additionally, Global Lottery product sales increased primarily as a result of the renewal of the Poland Lottery contract.

See “Segment Operating Results” section below for further discussion related to the principal drivers of these changes.

Operating expenses

Cost of services

Cost of services for the six months ended June 30, 2022 decreased $32 million, or 4%, to $848 million from $880 million for the prior corresponding period. This decrease was primarily attributable to a $16 million decrease in depreciation in our Global Gaming and Global Lottery segments of $9 million and $9 million, respectively, partially offset by an increase in our Digital & Betting segment. Additionally, within our Global Lottery and Global Gaming segments there was an $8 million decrease in insurance and taxes in the aggregate. As a percentage of service revenue, cost of services increased by approximately 100 basis points. The overall reduction in gross service margins was primarily due to an approximate 500 basis point decrease in our Global Lottery segment resulting from lower service revenue partially offset by increases in both our Global Gaming and Digital & Betting segments of approximately 1,200 and 400 basis points, respectively.

Cost of product sales

Cost of product sales for the six months ended June 30, 2022 increased $79 million, or 49%, to $239 million from $160 million for the prior corresponding period, primarily as a result of a $130 million increase in total product sales. Cost of product sales as a percentage of product sales declined by approximately 100 basis points principally due to product mix.

Selling, general and administrative

Selling, general and administrative for the six months ended June 30, 2022 decreased $5 million, or 1%, to $388 million from $393 million for the prior corresponding period. This decrease was primarily attributable to a $29 million decrease in bad debt expense within our Global Gaming segment. This decrease was partially offset by an increase in non-cash restricted stock expense of $10 million in Corporate and Other and Global Lottery of $8 million and $2 million, respectively. Additionally there was an increase in outside services of $10 million in Corporate and Other and Global Gaming of $5 million and $5 million, respectively. Travel expenses also increased by $4 million in the aggregate.

Research and development

Research and development for the six months ended June 30, 2022 remained relatively flat when compared to the prior corresponding period.

Non-operating expenses

Interest expense, net

Interest expense, net for the six months ended June 30, 2022 decreased $34 million, or 19%, to $151 million from $185 million for the prior corresponding period. This decrease was primarily due to the Company maintaining a lower average balance in our Senior Secured Notes compared to the prior corresponding period, as well as reductions in average interest rates.

Foreign exchange gain, net

Foreign exchange gain, net for the six months ended June 30, 2022 was $22 million, compared to $55 million for the prior corresponding period. Foreign exchange gain, net is principally related to fluctuations in the euro to U.S. dollar exchange rate on internal and external debt.

Other non-operating expense, net

Other non-operating expense, net for the six months ended June 30, 2022 increased $53 million, or 56%, to $147 million from $94 million for the prior corresponding period. During the six months ended June 30, 2022, the Company recognized $150 million of expense representing the current best estimate of probable loss associated with resolution of the Benson Matter and indemnification claims by the DoubleU Entities related to Double Down Interactive LLC and its social gaming business sold in 2017 by International Game Technology, a wholly-owned subsidiary of the Company. During the prior corresponding period, we incurred $67 million of expense related to a redemption premium paid on the 4.750% Senior Secured Euro Notes due February 2023 through the exercise of the make-whole call option. Also during the prior corresponding period, we incurred $22 million of expense related to a redemption premium on the 6.250% Senior Secured U.S. Dollar Notes due February 2022.

Provision for income taxes

Provision for income taxes decreased $127 million, or 71%, to $53 million from $181 million for the prior corresponding period. This decrease was primarily related to an increase in foreign exchange gains subject to a lower income tax rate, a $55 million reduction in valuation allowance on business interest expense limitation carryforward, and the tax benefit arising from the DDI / Benson Matter provision. In addition, there were no expected taxes arising from BEAT for the six months ended June 30, 2022, compared to $17 million for the prior corresponding period.

Segment Operating Results

Global Lottery

Revenues and Key Performance Indicators

	For the six months ended June 30,		Change
($ in millions)	2022	2021	$	%
Service revenue
Operating and facilities management contracts	1,086	1,266	(179)	(14)
Systems, software, and other	169	162	7	5
	1,255	1,427	(172)	(12)
Product sales
Lottery products	72	46	26	57
	72	46	26	57
Global Lottery segment revenue	1,328	1,473	(146)	(10)

	For the six months ended June 30,
(% on a constant-currency basis)	2022	2021
Global same-store sales growth (%)
Instant ticket & draw games	(7.7)%	31.1%
Multi-jurisdiction jackpots	(21.3)%	64.2%
Total	(8.9)%	33.5%

North America & Rest of world same-store sales growth (%)
Instant ticket & draw games	(4.8)%	20.7%
Multi-jurisdiction jackpots	(21.3)%	64.2%
Total	(6.6)%	24.4%

Italy same-store sales growth (%)
Instant ticket & draw games	(16.0)%	78.5%

Operating and facilities management contracts

Service revenue from Operating and facilities management contracts for the six months ended June 30, 2022 decreased $179 million, or 14%, to $1.1 billion from $1.3 billion for the prior corresponding period. This decrease was primarily the result of a $188 million ($131 million on a constant-currency basis) decrease in instant, draw-based, and multi-jurisdiction jackpot ticket sales that experienced an 8.9% decrease in global same-store sales in the aggregate. Italy same-store sales declined by 16.0%, primarily attributable to higher sales experienced in the prior corresponding period due to COVID-19 related social distancing restrictions shifting consumer discretionary spending to lottery in lieu of other forms of entertainment. North America and Rest of world experienced a 6.6% decrease in same-store sales, primarily attributable to higher sales experienced in the prior corresponding period due to increased instant and draw-based growth and higher jackpots from multi-state lotteries in North America, as well as a shift in consumer discretionary income spending to lottery. Additionally, there was a $22 million decrease in lottery management agreement revenues, primarily attributable to incentives related to higher sales in the prior year.

Systems, software, and other

Service revenue from Systems, software, and other for the six months ended June 30, 2022, which primarily consists of our Italian commercial services offering, increased $7 million, or 5% to $169 million from $162 million for the prior corresponding period.

Lottery products

Lottery products revenue for the six months ended June 30, 2022 increased $26 million, or 57%, to $72 million from $46 million for the prior corresponding period. This increase was primarily attributable to terminal and system deliveries related to the contract renewal with the Poland Lottery.

Operating Margins

	For the six months ended June 30,		Change
($ in millions)	2022	2021	$ / bps		%
Gross margin
Service	612	766	(154)		(20)
% of service revenue	49%	54%	(500)	bps
Product	21	12	8		65
% of product sales	28%	27%	100	bps

Operating income	482	637	(155)		(24)
Operating margin	36.3%	43.2%	(690)	bps

Gross margin - Service

Gross margin on service revenue for the six months ended June 30, 2022 decreased to 49% from 54% for the prior corresponding period primarily as a result of increased revenues experienced in the prior corresponding period as discussed above. As the Global Lottery segment has a higher proportion of fixed-costs within its cost structure, gross margin decreases as sales decrease.

Gross margin - Product

Gross margin on product sales for the six months ended June 30, 2022 increased to 28% from 27% for the prior corresponding period principally due to product mix.

Operating margin

Operating margin for the six months ended June 30, 2022 decreased to 36.3% from 43.2% for the prior corresponding period. This decrease is primarily the result of increased revenues experienced in the prior corresponding period as discussed above. As the Global Lottery segment has a low percentage of variable costs, operating leverage decreases as sales decrease.

Global Gaming

Revenues and Key Performance Indicators

	For the six months ended June 30,		Change
($ in millions, except yields)	2022	2021	$	%
Service revenue
Gaming terminal services	230	198	33	17
Systems, software, and other	113	97	16	17
	344	295	49	17
Product sales
Gaming terminals	212	148	64	43
Gaming other	99	59	40	67
	311	207	104	50
Global Gaming segment revenue	655	502	153	30

	For the six months ended June 30,		Change
	2022	2021	Units / $	%
Installed base units
Total installed base units	47,898	49,100	(1,202)	(2)

Total yields(1)	$29.37	$25.34	$4.03	16

Global machine units sold
Total machine units sold	14,372	10,740	3,632	34
(1) Total yields represent revenue per day for the average installed base units. Installed base units included active and inactive units deployed to a customer location
Gaming terminal services

Service revenue from Gaming terminal services for the six months ended June 30, 2022 increased $33 million, or 17%, to $230 million from $198 million for the prior corresponding period. This increase was primarily driven by a 16% increase in yields on installed base units, principally as a result of increased demand and more active units becoming available to players as social distancing restrictions were mostly lifted.

Systems, software, and other

Service revenue from Systems, software, and other for the six months ended June 30, 2022 increased $16 million, or 17%, to $113 million from $97 million for the prior corresponding period. This increase was primarily due to a $16 million increase in system and software revenue, principally related to the increase in active poker machines that were previously inactive in the prior corresponding period resulting from COVID-19 social distancing requirements.

Gaming terminals

Product sales from Gaming terminals for the six months ended June 30, 2022 increased $64 million, or 43%, to $212 million from $148 million for the prior corresponding period. This increase was primarily associated with an increase of 3,632 in machine units sold, primarily driven by replacement machine units in the United States and Canada, at a 6% higher average selling price than the prior corresponding period. The increase in these units was primarily due to casino operators returning to more moderate levels of investments as a result of the industry’s recovery.

Gaming other

Product sales from Gaming other for the six months ended June 30, 2022 increased $40 million, or 67%, to $99 million from $59 million for the prior corresponding period, principally related to a $38 million increase in intellectual property revenues primarily associated with the execution of patent cross-licensing agreements tied to remote game server solutions and game features.

Operating Margins

	For the six months ended June 30,		Change
($ in millions)	2022	2021	$ / bps		%
Gross margin
Service	193	131	61		47
% of service revenue	56%	45%	1,100	bps
Product	127	84	43		51
% of product sales	41%	41%	—	bps

Operating income (loss)	108	(25)	133		> 200
Operating margin	16.6%	(4.9)%	2,150	bps

Gross margin - Service

Gross margin on service revenue for the six months ended June 30, 2022 increased to 56% from 45% for the prior corresponding period primarily resulting from increased yields in our installed base units resulting in increased operating leverage.

Gross margin - Product

Gross margin on product sales for the six months ended June 30, 2022 remained flat with the corresponding period principally as a result of recent supply chain headwinds and related product mix implications, partially offset by higher average selling prices and high margin patent cross-licensing agreements.

Operating margin

Operating margin for the six months ended June 30, 2022 increased to 16.6% in operating income from an operating loss of 4.9% for the prior corresponding period primarily due to an increase in revenues of $153 million resulting from the segment’s continuing recovery from the effects of COVID-19. Increased unit sales, patent cross-licensing agreements, and higher yields on our installed base units improved operating leverage as the business continues to return to pre-pandemic scale.

Digital & Betting

Revenues

	For the six months ended June 30,		Change
($ in millions)	2022	2021	$	%
Segment revenue
Digital and betting services	89	79	10	12
Product sales	—	1	—	(33)
Digital & Betting segment revenue	90	80	10	12

Digital and betting services

Digital and betting services revenue for the six months ended June 30, 2022 increased $10 million, or 12%, to $89 million from $79 million from the prior corresponding period. This increase is primarily attributable to growth in existing markets and expansion into new jurisdictions from our iGaming and sports betting solutions, as well as lower levels of iGaming jackpot reserve requirements.

Operating Margins

	For the six months ended June 30,		Change
($ in millions)	2022	2021	$ / bps		%
Gross margin
Service	58	49	9		19
% of service revenue	65%	61%	400	bps

Operating income	21	16	6		36
Operating margin	23.7%	19.6%	410	bps

Gross margin - Service

Gross margin on service revenue for the six months ended June 30, 2022 increased to 65% from 61% for the prior corresponding period driven by higher revenues and increased operating leverage.

Operating margin

Segment operating margin for the six months ended June 30, 2022 increased to 23.7% from 19.6% for the prior corresponding period primarily due to an increase in revenues of $10 million as our digital and betting services have increased profit flow through from incremental revenue, as well as lower levels of jackpot reserve requirements.

Liquidity and Capital Resources

Overview

The Company’s business is capital intensive and requires liquidity to meet its obligations and fund growth. Historically, the Company’s primary sources of liquidity have been cash flows from operations and, to a lesser extent, cash proceeds from financing activities, including amounts available under the Revolving Credit Facilities. In addition to general working capital and operational needs, the Company’s liquidity requirements arise primarily from its need to meet debt service obligations and to fund capital expenditures and upfront license fee payments. The Company also requires liquidity to fund acquisitions and associated costs. The Company’s cash flows generated from operating activities together with cash flows generated from financing activities have historically been sufficient to meet the Company's liquidity needs.

The Company believes its ability to generate cash from operations to reinvest in its business, primarily due to the long-term nature of its contracts, is one of its fundamental financial strengths. Combined with funds currently available and committed borrowing capacity, the Company expects to have sufficient liquidity to meet its financial obligations and working capital requirements in the ordinary course of business for at least the next 12 months from the date of issuance of these condensed consolidated financial statements.

The cash management, funding of operations, and investment of excess liquidity are centrally coordinated by a dedicated treasury team with the objective of ensuring effective and efficient management of funds.

At June 30, 2022 and December 31, 2021, the Company's total available liquidity was as follows, respectively:

($ in millions)	June 30, 2022	December 31, 2021
Revolving Credit Facilities	1,459	1,737
Cash and cash equivalents	673	591
Total Liquidity(1)	2,132	2,327
(1) Excludes unrestricted cash and cash equivalents classified as held for sale of $58 million as of June 30, 2022.

The Revolving Credit Facilities are subject to customary covenants (including maintaining a minimum ratio of EBITDA to total net interest costs and a maximum ratio of total net debt to EBITDA) and events of default, none of which are expected to impact the Company’s liquidity or capital resources. In July 2022, the Company entered into an amendment extending the final maturity from July 31, 2024 to July 31, 2027. Refer to “Item 1. Notes to the Condensed Consolidated Financial Statements

(Unaudited)—8. Debt” included herein for information regarding the Company’s debt obligations, including the maturity profile of borrowings and committed borrowing facilities.

At June 30, 2022 and December 31, 2021, approximately 20% and 18% of the Company’s net debt portfolio was exposed to interest rate fluctuations, respectively. The Company’s exposure to floating rates of interest primarily relates to the Euro Term Loan Facilities due January 2027.

The following table summarizes the Company’s USD equivalent cash balances by currency:

	June 30, 2022		December 31, 2021
($ in millions)	$	%	$	%
Euros	428	64	362	61
U.S. dollars	120	18	88	15
Other currencies	125	19	141	24
Total Cash	673	100	591	100

The Company holds an immaterial amount of cash in countries where there may be restrictions on transfer due to regulatory or governmental bodies. Based on the Company's review of such transfer restrictions and the cash balances held in such countries, it does not believe such transfer restrictions have an adverse impact on its ability to meet liquidity requirements at June 30, 2022 and December 31, 2021.

Cash Flow Summary
The following table summarizes the condensed consolidated statements of cash flows. A complete condensed consolidated statement of cash flows is provided in the Condensed Consolidated Financial Statements included herein.

	For the six months ended June 30,
($ in millions)	2022	2021	$ Change
Net cash provided by operating activities from continuing operations	385	500	(116)
Net cash used in investing activities from continuing operations	(139)	(108)	(32)
Net cash used in financing activities	(134)	(1,392)	1,258
Net cash flows of continuing operations	111	(999)	1,111

Net cash used in operating activities from discontinued operations	—	(31)	31
Net cash provided by investing activities from discontinued operations	—	734	(734)
Net cash flows from discontinued operations	—	702	(702)
Analysis of Cash Flows
Net Cash Provided by Operating Activities from Continuing Operations

During the six months ended June 30, 2022, the Company generated $385 million of net cash provided by operating activities from continuing operations, a decrease of $116 million compared to the prior corresponding period. This decrease was principally attributable to a $363 million decrease in net income as well as changes in operating assets and liabilities.

Non-cash adjustments to net income for the six months ended June 30, 2022 were $458 million, compared to $519 million for the prior corresponding period. The principal drivers of the decrease in non-cash adjustments were related to a decrease of $114 million in deferred income taxes,a decrease of $91 million related to a loss on the extinguishment of debt recognized in the prior corresponding period, and a decrease in depreciation and amortization of $33 million. These decreases were partially offset by increases as a result of the DDI / Benson Matter provision of $150 million and foreign exchange of $33 million.

Changes in operating assets and liabilities resulted in cash outflows of $224 million and $119 million for the six months ended June 30, 2022 and 2021, respectively.

Net Cash Used in Investing Activities from Continuing Operations

During the six months ended June 30, 2022, the Company used $139 million of net cash for investing activities, an increase of $32 million from the prior corresponding period, principally due to a $32 million increase in capital expenditures.

Net Cash Used in Financing Activities
During the six months ended June 30, 2022, the Company used $134 million of net cash for financing activities, compared to $1.4 billion used for the prior corresponding period.

During the six months ended June 30, 2022, cash flows used in financing activities primarily included dividends paid to non-controlling interests of $173 million, dividends paid to shareholders of $81 million, repurchases of common stock of $54 million, net repayments of short-term borrowings of $52 million, and $49 million in return of capital to non-controlling interests. These cash outflows were partially offset by net proceeds from Revolving Credit Facilities of $245 million and net receipts from financial liabilities of $36 million.

During the six months ended June 30, 2021, cash flows used in financing activities primarily included principal payments on long-term debt of $2.4 billion, dividends paid to non-controlling interests of $89 million, $85 million of payments in connection with the early extinguishment of debt, and $61 million in return of capital to non-controlling interests. These cash outflows were partially offset by proceeds from long-term debt of $750 million and net proceeds from Revolving Credit Facilities of $516 million.

Off-Balance Sheet Arrangements

At June 30, 2022, we did not have any significant changes to off-balance sheet arrangements from those disclosed within our 2021 Form 20-F.

Dividends

In both the first and second quarters of 2022, the Board declared quarterly cash dividends of $0.20 per share ($41 million per quarter).

On July 28, 2022, the Board declared a quarterly cash dividend of $0.20 per share. The dividend, of $41 million, is payable on August 30, 2022, to shareholders of record at the close of business on August 16, 2022. The ex-dividend date is August 15, 2022.

Historical payment of dividends is not an indication that dividends will be paid on any future date. The Company has not implemented a formal policy on dividend distributions, and any future dividend payment is subject to Board approval.

Contractual Obligations

There have been no material changes to our contractual obligations disclosed under “Item 5.B. Liquidity and Capital Resources” in our 2021 Form 20-F.

Item 3.     Quantitative and Qualitative Disclosures About Market Risk

There have been no material changes to the disclosure under “Part I, Item 11. Quantitative and Qualitative Disclosures About Market Risk” included in our 2021 Form 20-F.

Item 4.      Controls and Procedures

There were no changes in our internal control over financial reporting during the six months ended June 30, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II.     OTHER INFORMATION

Item 1.    Legal Proceedings

Please see “Item 1. Notes to the Condensed Consolidated Financial Statements (Unaudited)— Note 9. Commitments and Contingencies” included herein.
Item 1A.    Risk Factors

The following risks should be considered in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, the consolidated financial statements and the related notes and the other risks described in the Safe Harbor Statement set forth in the Company’s 2021 Form 20-F. These risks may affect the Company's operating results and, individually or in the aggregate, could cause its actual results to differ materially from past and anticipated future results. The following discussion of risks may contain forward-looking statements which are intended to be covered by the Safe Harbor Statement. Except as may be required by law, the Company undertakes no obligation to publicly update forward-looking statements, whether as a result of new information, future events, or otherwise. The Company invites you to consult any further related disclosures made by the Parent from time to time in materials filed with or furnished to the SEC.

Risks related to the Company's Business and Industry

The Company has a concentrated customer base in certain business segments, and the loss of any of its larger customers (or lower sales from any of these customers) could lead to significantly lower revenue

A substantial portion of the Company’s revenues is derived from exclusive licenses awarded to the Company by Agenzia delle Dogane e Dei Monopoli ("ADM"), the governmental authority responsible for regulating and supervising gaming in Italy. For the six months ended June 30, 2022, approximately 10% of the Company’s total consolidated revenues was earned for service provided for the operation of the Italian Gioco del Lotto game and approximately 9% was earned for service provided for the operation of the Italian Scratch & Win instant ticket game.

The Company expects that a significant portion of its revenues and profits will continue to depend upon the licenses awarded to the Company by ADM. Licenses may be terminated prior to their expiration dates upon the occurrence of certain events of default affecting the Company, or if such licenses are deemed to be against the public interest, or terminated or annulled if successfully challenged by competitors. The law providing the extension of the license for instant tickets in Italy has been challenged from two operators (Sisal and Stanleybet) and the European Court of Justice has been asked to express an opinion on the compatibility of that law within the E.U. law principles. In addition, the conditions for any new license will be established by law and included in the rules of the new license. Any material reduction in the Company’s revenues from these licenses, including as a result of an annulment, early termination, or non-renewal of these licenses following their expiration, could have a material adverse effect on the Company’s results of operations, business, financial condition, or prospects.

In addition, recurring revenues from the Company’s top 10 customers outside of Italy accounted for approximately 24% of its total consolidated revenues for the six months ended June 30, 2022. If the Company were to lose any of these larger customers, or if these larger customers experience lower sales and consequently reduced revenues, which are primarily service revenues, there could be a material adverse effect on the Company’s results of operations, business, financial condition, or prospects.

The Company’s operations are dependent upon its continued ability to retain and extend its existing contracts and win new contracts

The Company derives a substantial portion of its revenues from its portfolio of long-term contracts in the Global Lottery segment (equal to approximately 52% of its total consolidated revenues for the six months ended June 30, 2022), awarded through competitive procurement processes. In addition, the Company’s U.S. lottery contracts typically permit a lottery authority to terminate the contract at any time for material, uncured breaches and for other specified reasons out of the Company's control, such as the failure by a state legislature to approve the required budget appropriations, and many of these contracts in the U.S. permit the lottery authority to terminate the contract at will with limited notice and do not specify the compensation to which the Company would be entitled were such termination to occur.

In the event that the Company is unable or unwilling to perform certain lottery contracts, such contracts permit the lottery authority a right to use the Company's system-related equipment and software necessary for the performance of the contract until the expiration or earlier termination of the contract.

The termination of or failure to renew or extend one or more of the Company’s lottery contracts, or the renewal or extension of one or more of the Company’s lottery contracts on materially altered terms, could have a material adverse effect on the Company’s results of operations, business, financial condition, or prospects.

The COVID-19 pandemic has had and may continue to have an adverse effect on the Company’s business, operations, financial condition, and operating results

The COVID-19 pandemic has been, and continues to be, complex and rapidly evolving, with governments, public institutions, and other organizations imposing or recommending, and businesses and individuals implementing, restrictions on various activities or other actions to combat its spread, such as restrictions and bans on travel or transportation, stay-at-home directives, limitations on the size of gatherings, closures of work facilities, schools, public buildings and businesses, cancellation of events, including sporting events, concerts, conferences and meetings, and quarantines and lock-downs. The pandemic and its consequences, including the closure of almost all casinos and gaming halls globally in the first half of 2020, dramatically reduced demand for gaming products and services, which had a negative impact on all aspects of the Company’s gaming business. While many casinos and gaming halls have since reopened, some remain closed or have enacted new restrictions, and there can be no assurance that the Company will not be further affected by future shutdowns or other restrictions. The extent and duration of the COVID-19 pandemic and its impact on the Company’s future financial and operational performance remains uncertain, and will depend on future developments, including the duration and spread, and any increase in COVID-19 cases in the markets in which the Company operates (including as a result of the emergence of new COVID-19 variants), and related actions taken by U.S. and international governments, state and local officials to prevent and contain disease spread, all of which are uncertain and cannot be predicted. Furthermore, some of the Company’s suppliers have experienced, and may continue to experience, adverse effects of the pandemic, including but not limited to constraints on ability to meet the Company’s supply requirements on schedule, bankruptcy or insolvency, any of which could impact the Company’s supply chain and its ability to meet demand for its products and its contractual commitments.

The current, and uncertain future, impact of the COVID-19 outbreak is expected to continue to impact the Company’s results, operations, outlooks, plans, goals, growth, reputation, cash flows, and liquidity.

Adverse changes in discretionary consumer spending and behavior, including as a result of the COVID-19 pandemic, or other similar health epidemics or, the occurrence or perception of economic slowdown or inflation may adversely affect the Company's business

Socio-political and economic factors that impact consumer confidence may result in decreased discretionary spending by consumers and have a negative effect on the Company's business. Unfavorable changes in social, political, and economic conditions and economic uncertainties, as well as decreased discretionary spending by consumers, including as a result of inflation, may adversely impact customers, suppliers and business partners in a variety of ways.

The revenue generated by the Company's business depends on consumers’ discretionary income and their level of gaming activity. Economic factors resulting in a reduction of such discretionary income could result in fewer lottery ticket sales and fewer patrons visiting casinos or engaging in online or digital gaming. A decline in discretionary income over an extended period could cause some of the Company’s customers to close casinos or other gaming operations, which would adversely affect the Company's business. A decline in casino visits may also have an adverse impact on the businesses of casino customers and their ability to purchase or lease products and services from the Company.

The occurrence or perception of an economic slowdown or recession may also have a negative impact on consumer discretionary spending, particularly when combined with inflation or the occurrence or perception of increases in the prices of consumer products including food and energy. If these conditions persist or worsen, it may result in declines in lottery ticket sales and fewer patrons visiting casinos and engaging in online or digital gaming, which could have a material adverse effect on the Company’s business and results of operations.

Additionally, the COVID-19 pandemic, and the public perception thereof, has contributed to consumer unease and decreased discretionary spending and consumer travel, which have had, and may continue to have, a negative effect on the Company’s gaming business. Other future health epidemics or contagious disease outbreaks could do the same. The Company cannot predict the effects that the continuing COVID-19 pandemic, and any resulting unfavorable social, political, and economic conditions and decrease in discretionary spending or travel may have on the Company, as they would be expected to impact the Company’s customers, suppliers, and business partners in different ways. Further, the COVID-19 pandemic, and the perception of risk of infection may affect consumer behavior as people may feel uncomfortable traveling or being in crowded environments such as casinos and gaming halls while the virus remains a threat. This may result in fewer patrons visiting casinos and gaming halls and fewer players purchasing lottery and sports betting products, and lower amounts spent per casino visit or lottery purchase, or reduced spend on sports betting and other online gambling activities. Any of these factors may negatively impact the results of operations, cash flows, and financial condition of the Company’s casino customers, their ability to purchase or lease the Company’s products and services and therefore the Company’s gaming business revenue, revenues to lotteries and, therefore, the Company’s lottery business revenue, and revenues to the Company’s online casino and sportsbook partners and, therefore, the Company’s sports betting and digital business revenue.

The outbreak of COVID-19 and the resulting unfavorable economic conditions have also impacted and could continue to impact, the ability of the Company’s customers to make timely payments. These unfavorable conditions have caused, and could in the future cause, some of the Company’s customers to close casinos and gaming halls, decrease spending on marketing of or purchases of products or declare bankruptcy, which would adversely affect the Company’s business. The COVID-19 pandemic has also resulted in significant volatility in both the credit and equity markets, negatively impacting general economic conditions. The difficulty or inability of the Company’s customers to generate or obtain adequate levels of capital to finance their ongoing operations may reduce their ability to purchase the Company’s products and services. In the Company’s lottery business, difficult economic conditions may contribute to reductions in spending on marketing by customers and, in certain instances, less favorable terms under contracts, as many of the Company’s customers face budget shortfalls and seek to cut costs.

Slow growth or declines in the replacement of gaming machines, slow growth of new gaming jurisdictions, or slow addition of casinos and gaming halls in existing jurisdictions may have an adverse impact on the Company

Demand for the Company’s gaming products and services is driven by the replacement of existing gaming machines in casinos and gaming halls, the establishment of new jurisdictions, the opening of additional casinos and gaming halls in existing jurisdictions, and the expansion of existing casinos and gaming halls. Slow growth or declines in the replacement cycle of gaming machines resulting from the COVID-19 pandemic have reduced and may continue to reduce the demand for the Company’s products and negatively impact the Company’s results of operations, cash flows, and financial condition.

The opening of new casinos and gaming halls, expansion of existing casinos and gaming halls, and replacement of existing gaming machines in existing casinos and gaming halls fluctuate with demand, economic conditions, regulatory approvals, and the availability of financing, and have been, and could continue to be, adversely affected by the COVID-19 pandemic. In addition, the expansion of gaming into new jurisdictions can be a protracted process. Any of these factors could delay, restrict, or prohibit the expansion of the Company’s business and negatively impact the Company’s results of operations, cash flows, and financial condition.

The Company is subject to substantial penalties for failure to perform

The Company’s Italian licenses, lottery contracts in the U.S. and in other jurisdictions, and other service contracts often require performance bonds or letters of credit to secure its performance under such contracts and require the Company to pay substantial monetary liquidated damages in the event of non-performance by the Company.

At June 30, 2022, the Company had outstanding performance bonds and letters of credit in an aggregate amount of approximately $1.2 billion. These instruments present a potential expense for the Company and divert financial resources from other uses. Claims on performance bonds, drawings on letters of credit, and payment of liquidated damages could individually or in the aggregate have a material adverse effect on the Company's results of operations, business, financial condition, or prospects.

Slow growth or declines in the lottery and gaming markets could lead to lower revenues for the Company

The Company’s future success will depend, in part, on the success of the lottery and gaming industries in attracting and retaining new players in the face of increased competition in the entertainment and gaming markets, as well as the Company's own success in developing innovative services, products, and distribution methods/systems to achieve this goal. In addition, there is a risk that new products and services may replace existing products and services and the Company's customers might acquire or develop competencies that reduce their dependencies on the Company's product and services. The replacement of old products and services with new products and services may offset the overall growth of sales of the Company. A failure by the Company to achieve these goals could have a material adverse effect on the Company’s results of operations, business, financial condition, or prospects.

Brexit has created uncertainty that could impact the Company's operations, business, financial condition, or prospects

The U.K. exited the E.U. on January 31, 2020, which commenced a transition period through December 31, 2020, during which the U.K. continued to apply E.U. laws and regulations and the trading relationship between the U.K. and the E.U. remained the same. In December 2020, the U.K. and E.U. announced they had entered into a post-Brexit deal (the “Post-Brexit Trade Agreement”) on certain aspects of trade and other strategic and political issues and on January 1, 2021, the U.K. left the European Union Single Market and Customs Union. The Post-Brexit Trade Agreement offers U.K. and E.U. companies preferential access to each other’s markets, ensuring imported goods will be free of tariffs and quotas; however, economic relations between the U.K. and the E.U. will now be on more restricted terms than existed previously. While the Post-Brexit Trade Agreement provides some clarity regarding the future relationship between the U.K. and the E.U., uncertainties remain and further negotiations are expected. The continued uncertainty following the U.K.’s withdrawal from the E.U. could adversely affect business activity, restrict the movement of capital and the mobility of personnel and otherwise impair political stability and economic conditions in the U.K., the E.U. and elsewhere. Any of these developments could have a material adverse effect on the Company’s business, future operations, operating results, and cash flows.

The Company’s success depends in large part on its ability to develop and manage frequent introductions of innovative products and the ability to respond to technological changes

The Company must continually introduce and successfully market new games and technologies to remain competitive and effectively stimulate customer demand. The process of developing new products is inherently complex and uncertain. It requires accurate anticipation of changing customer needs and end-user preferences as well as emerging technological trends. If the Company's competitors develop new game content and technologically innovative products and the Company fails to keep pace, its business could be adversely affected. In addition, if the Company fails to accurately anticipate customer needs and end-user preferences through the development of new products and technologies, the Company could lose business to its competitors, which would adversely affect its results of operations, business, financial condition, or prospects. The Company intends to continue investing resources in research and development. There is no assurance that its investments in research and development will guarantee successful products. The Company invests heavily in product development in various disciplines: platform hardware, platform software, digital services, content (game) design, and casino software systems. Because the Company’s newer products are generally more technologically sophisticated than those it has produced in the past, the Company must continually refine its design, development, and delivery capabilities across all channels to ensure product innovation. Newer products also require adequate supply of electronic components and other raw materials, for which the Company relies on third party suppliers. See “The Company faces supply chain risks that could adversely affect its financial results” below. If the Company cannot efficiently adapt its processes and infrastructure to meet the needs of its product innovations, or if the Company is unable to source adequate supplies to manufacture its newer products, its results of operations, business, financial condition, or prospects could be negatively impacted.

If the Company is unable to protect its intellectual property or prevent its unauthorized use by third parties, its ability to compete in the market may be harmed

The Company protects its intellectual property to ensure that its competitors do not use such intellectual property. However, intellectual property laws in the U.S., Italy, and in other jurisdictions may afford differing and limited protection, may not permit the Company to gain or maintain a competitive advantage, and may not prevent its competitors from duplicating its products, designing around its patented products, or gaining access to its proprietary information and technology.

The Company may not be able to prevent the unauthorized disclosure or use of its technical knowledge or trade secrets. For example, there can be no assurance that consultants, vendors, partners, former employees, or current employees will not breach their obligations regarding non-disclosure and restrictions on use. In addition, anyone could seek to challenge, invalidate, circumvent, or render unenforceable any of the Company's patents. The Company cannot provide assurance that any pending or future patent applications it holds will result in an issued patent, or that, if patents are issued, they would necessarily provide meaningful protection against competitors and competitive technologies or adequately protect the Company’s then-current technologies. The Company may not be able to detect the unauthorized use of its intellectual property, prevent breaches of its cybersecurity efforts, or take appropriate steps to enforce its intellectual property rights effectively. In addition, certain contractual provisions, including restrictions on use, copying, transfer, and disclosure of software, may be unenforceable under the laws of certain jurisdictions.

The Company’s success may depend in part on its ability to obtain trademark protection for the names or symbols under which it markets its products and to obtain copyright protection and patent protection of its technologies and game innovations. The Company may not be able to build and maintain goodwill in its trademarks or obtain trademark or patent protection, and there can be no assurance that any trademark, copyright, or issued patent will provide competitive advantages for the Company or that the Company’s intellectual property will not be successfully challenged or circumvented by competitors.

The Company intends to enforce its intellectual property rights, and from time to time may initiate claims against third parties that it believes are infringing its intellectual property rights. Litigation brought to protect and enforce the Company’s intellectual property rights could be costly, time consuming, and distracting to management, could fail to obtain the results sought, and could have a material adverse effect on the Company’s results of operations, business, financial condition, or prospects.

If the Company is unable to license intellectual property from third parties, its ability to compete in the market may be harmed

The Company licenses intellectual property rights from third parties. If such third parties do not properly maintain or enforce the intellectual property rights underlying such licenses, or if such licenses are terminated or expire without being renewed, the Company could lose the right to use the licensed intellectual property, which could adversely affect its competitive position or its ability to commercialize certain of its technologies, products, or services.

In addition, some of the Company’s most popular games and features are based on trademarks, patents and other intellectual property licensed from third parties. The Company’s future success may depend upon its ability to obtain, retain and/or expand licenses for popular intellectual property rights with reasonable terms in a competitive market. If the Company cannot renew and/or expand existing licenses, it may be required to discontinue or limit its use of the games or gaming machines that use the licensed technology or bear the licensed marks, which could have a material adverse effect on the Company’s results of operations, business, financial condition, or prospects.

Third party intellectual property infringement claims against the Company could limit its ability to compete effectively

The Company cannot provide assurance that its products do not infringe the intellectual property rights of third parties. Infringement and other intellectual property claims and proceedings brought against the Company, whether successful or not, are costly, time consuming and distracting to management, and could harm the Company's reputation. In addition, intellectual property claims and proceedings could require the Company to do one or more of the following: (i) cease selling or using any of its products that allegedly incorporate the infringed intellectual property; (ii) pay substantial damages; (iii) obtain a license from the third-party owner, which license may not be available on reasonable terms, if at all; (iv) rebrand or rename its products; and (v) redesign its products to avoid infringing the intellectual property rights of third parties, which may not be possible and, if possible, could be costly, time consuming, or result in a less effective product. A successful claim against the Company could have a material adverse effect on its results of operations, business, financial condition, or prospects.

The Company’s business may be adversely affected by lower cost of entry into the gaming industry

As a result of developments in digital and internet gaming, the cost of entry to the gaming market has decreased significantly. This has resulted in a highly competitive environment. Digital and internet gaming have emerged as substantial methods of competition from existing competitors and, increasingly, new competitors as a result of the lower cost of entry. The increased competition may result in increased pricing pressures on a number of the Company’s products and services, and may impact the Company’s results and financial position.

Divestitures may materially adversely affect the Company’s financial condition, results of operations or cash flows.

From time to time, the Company may pursue divestitures in support of its strategic goals. For example, on May 10, 2021, the Company completed the sale of its Italian B2C gaming machine, sports betting, and digital gaming businesses to Gamenet Group S.p.A. and on February 25, 2022, a wholly-owned subsidiary of the Company entered into a definitive agreement to sell the Company’s Italian commercial services business to PostePay S.p.A. – Patrimonio Destinato IMEL. Divestitures involve risks, including difficulties in the separation of operations, services, products and personnel, the diversion of management's attention from other business concerns, the disruption of business, the potential loss of key employees and the retention of uncertain contingent liabilities related to the divested business. The Company may not be successful in managing these or any other significant risks that it encounters in any divestiture the Company may undertake, and any such divestiture could materially and adversely affect the Company’s business, financial condition, results of operations and cash flows, and may also result in a diversion of management attention, operational difficulties and losses. Further, there can be no assurance whether the strategic benefits and expected financial impact of any divestiture will be achieved.

The Company’s inability to successfully complete and integrate future acquisitions could limit its future growth or otherwise be disruptive to its ongoing business

From time to time, the Company expects it will pursue acquisitions in support of its strategic goals. There can be no assurance that acquisition opportunities will be available on acceptable terms or at all or that the Company will be able to obtain necessary financing or regulatory approvals to complete potential acquisitions. The Company’s ability to succeed in implementing its strategy will depend to some degree upon the ability of its management to identify, complete and successfully integrate commercially viable acquisitions. Acquisition transactions may disrupt the Company’s ongoing business and distract management from other responsibilities. Further, the Company may incur unexpected costs, or fail to realize expected benefits from such acquisitions. In connection with any such acquisitions, the Company could face significant challenges in managing and integrating its expanded or combined operations, including acquired assets, operations, and personnel.

The Company faces reputational risks related to the use of social media

The Company frequently uses social media platforms as marketing tools. These platforms provide the Company, as well as individuals, with access to a broad audience of consumers and other interested persons. Negative commentary regarding the Company or the products it sells may be posted on social media platforms and similar devices at any time and may be adverse to the Company’s reputation or business. Further, as laws and regulations rapidly evolve to govern the use of social media, the failure by the Company, its employees or third parties acting at the Company's direction to abide by applicable laws and regulations in the use of these platforms and devices could adversely impact the Company’s business, financial condition, and results of operations or subject it to fines or other penalties.

The Company’s results of operations, cash flows and financial condition could be affected by severe weather and other geological events and geopolitical events in the locations where the Company’s customers, suppliers or regulators operate.

The Company may be impacted by severe weather and other geological events (including as a result of climate change), including hurricanes, earthquakes, floods or tsunamis, that could disrupt the Company’s operations or the operations of the Company’s customers, suppliers, data service providers and regulators. Natural disasters or other disruptions at any of the Company’s facilities or the facilities of the Company’s suppliers, may impair or delay the operation, development, provisions or delivery of the Company’s products and services. The Company’s operations could also be impacted by geopolitical events, such as the outbreak of hostilities (such as the Russia-Ukraine conflict), or other acts of violence, including escalation of war or terrorism, any of which could adversely affect the Company’s ability to operate and deliver its products and services. While the Company insures against certain business interruption risks, the Company cannot assure that such insurance will compensate the Company for any losses incurred as a result of natural or other disasters. Any serious disruption to the Company’s operations, or those of the Company’s customers, suppliers, data service providers, or regulators, could have a material adverse effect on the Company’s results of operations, cash flows and financial condition.

Legal and Compliance Risks

Changing enforcement of the Wire Act may negatively impact the Company's operations, business, financial condition, or prospects

On January 14, 2019, the U.S. Department of Justice (the "DOJ") published an opinion (the "2019 Opinion") reversing its previously-issued opinion (the "2011 Opinion") that the Wire Act, which prohibits several types of wager-related communications over a "wire communications facility", was applicable only to sports betting. The 2019 Opinion interprets the Wire Act as applying to other forms of gambling that cross state lines, though the precise scope of the 2019 Opinion is unclear, and the DOJ has not yet addressed how it plans to enforce the Wire Act in light of the 2019 Opinion. Further, the New Hampshire Lottery Commission and certain private parties commenced litigation in federal district court in New Hampshire challenging the 2019 Opinion. In response to this and other lawsuits, the DOJ issued a memorandum in April 2019 acknowledging that the 2019 Opinion did not consider whether the Wire Act applies to State lotteries and their vendors, and the DOJ is now considering this issue. In connection with such acknowledgment, the DOJ also extended the non-prosecution period for State lotteries and their vendors indefinitely while they consider the question. If the DOJ concludes that the Wire Act does apply to State lotteries and/or their vendors, they would extend the non-prosecution period for an additional period of 90 days after the DOJ publicly announces such position.

On June 3, 2019, the U.S. District Court for the District of New Hampshire ruled in favor of the plaintiffs and opined that the Wire Act applies only to sports betting and related activities (the “NH Decision”). The NH Decision also set aside the 2019 Opinion leaving the 2011 Opinion as the DOJ's only stated opinion on the subject. On August 16, 2019, the DOJ filed a Notice of Appeal with respect to the NH Decision. On January 20, 2021, the United States Court of Appeals for the First Circuit affirmed in part the NH Decision (the “First Circuit Decision”). The First Circuit Decision also vacated the portion of the NH Decision that set aside the 2019 Opinion. The DOJ had until June 21, 2021 to file a petition for writ of certiorari seeking review by the U.S. Supreme Court. However, the DOJ let that deadline pass without filing a writ or seeking an extension. Accordingly, the First Circuit Decision is final and unappealable. It is unclear when the DOJ will conclude its consideration of whether the Wire Act applies to State lotteries and their vendors, or whether other courts would come to the same conclusions set forth in the NH Decision and the First Circuit Decision. If the Wire Act is broadly interpreted and enforced to prohibit activities in which the Company and its customers are engaged, the Company could be subject to investigations, criminal and civil penalties, sanctions and/or other remedial measures and/or the Company may be required to substantially change the way it conducts its business, any of which could have a material adverse effect on the Company’s results of operations, business, financial condition, or prospects.

On November 24, 2021, the Company filed a complaint against the DOJ in the U.S. District Court for the District of Rhode Island. The complaint seeks declaratory relief that the Wire Act applies only to sports betting and related activities. If granted, the Company would enjoy the same relief that the plaintiffs received in the NH Decision, that the Wire Act applies solely to sports betting and related activities wherever the Company’s United States businesses are located, as opposed to the current protection which is currently limited to the First Circuit.

On February 23, 2022, the DOJ filed a Motion to Dismiss (“MTD”) the Company’s complaint, and on March 16, 2022, the Company filed its opposition to the DOJ’s MTD and filed a cross-motion for summary judgement.

The Company faces risks related to the extensive and complex governmental regulation applicable to its operations

The Company’s activities are subject to extensive and complex governmental regulation, including restrictions on advertising, increases in or differing interpretations by authorities on taxation, limitations on the use of cash, and anti-money laundering compliance procedures. These regulatory requirements are constantly evolving and may vary from jurisdiction to jurisdiction. In particular, the Italian government has recently banned gaming advertising and significantly raised gaming taxes. Any changes in the legal or regulatory framework or other changes, such as increases in the taxation of sports betting or gaming, changes in the compensation paid to licensees, or increases in the number of licenses, authorizations, or licenses awarded to the Company's competitors, could materially affect its profitability.

In addition, in the U.S. and in many international jurisdictions where the Company currently operates or seeks to do business, lotteries, sports betting, and gaming are not permitted unless expressly authorized by law. The successful implementation of the Company’s growth strategy and its business could be materially adversely affected if jurisdictions that do not currently authorize lotteries, sports betting, or gaming do not approve such activities or if those jurisdictions that currently authorize lotteries, sports betting, or gaming do not continue to permit such activities.

Investigations by governmental and licensing entities can result in adverse findings or negative publicity

From time to time, the Company is subject to extensive background investigations, and other investigations of various types are conducted by governmental and licensing authorities with respect to applicable gaming regulations. These regulations and investigations vary from time to time and from jurisdiction to jurisdiction where the Company operates. Because the Company’s reputation for integrity is an important factor in its business dealings with lottery and other governmental agencies, a governmental allegation or a finding of improper conduct by or attributable to the Company in any manner, the prolonged investigation of these matters by governmental or regulatory authorities, and/or the adverse publicity resulting therefrom could have a material adverse effect on the Company’s results of operations, business, financial condition, or prospects, including its ability to retain existing contracts or to obtain new or renewed contracts, both in the subject jurisdiction and elsewhere.

Failure to comply with data privacy laws, including the GDPR could result in significant penalties

The GDPR came into effect on May 25, 2018, expanding the rules on using personal data and increasing the risks of processing personal data compared to prior legislation and introducing new obligations on data controllers and rights for data subjects, including, among others:

•accountability and transparency requirements, which will require data controllers to demonstrate and record compliance with the GDPR and to provide more detailed information to data subjects regarding processing;
•enhanced data consent requirements, which includes "explicit" consent in relation to the processing of sensitive data;
•obligations to consider data privacy as any new products or services are developed and limit the amount of information collected, processed, and stored as well as its accessibility;
•constraints on using data to profile data subjects;
•providing data subjects with personal data in a usable format on request and erasing personal data in certain circumstances; and
•reporting of breaches without undue delay (72 hours where feasible).

Other jurisdictions in which the Company operates have implemented, or are considering implementing, data privacy laws similar to the GDPR. Several of the Parent’s subsidiaries deal with a significant amount of employee personal data. There is a risk that the Company's policies and procedures for compliance with data privacy laws, including the GDPR will not be implemented correctly or that individuals within the Company will not be fully compliant with the new procedures. Failure to comply with data privacy laws may have serious financial consequences to the Company. For example, failure to comply with the GDPR may lead to fines of up to the maximum of either €20 million or 4% of worldwide annual revenue, and the Company could face significant administrative sanctions and reputational damage that could have a material adverse effect on the Company’s results of operations, business, financial condition, or prospects.

The Company is exposed to significant risks in relation to compliance with anti-corruption laws and regulations and economic sanction programs

Doing business on a worldwide basis requires the Company to comply with the laws and regulations of various jurisdictions. In particular, the Company's operations are subject to anti-corruption laws and regulations, such as the U.S. Foreign Corrupt Practices Act of 1977, the U.K. Bribery Act of 2010 and other anti-corruption laws that apply in countries where the Company operates. Other laws and regulations applicable to the Company control trade by imposing economic sanctions on countries and persons and creating customs requirements and currency exchange regulations. The Company's continued global expansion, including in countries which lack a developed legal system or have high levels of corruption, increases the risk of actual or alleged violations of such laws.

The Company cannot predict the nature, scope or effect of future regulatory requirements to which its operations might be subject or the manner in which such laws might be administered or interpreted.

There can be no assurance that the policies and procedures the Company has implemented have been or will be followed at all times or will effectively detect and prevent violations of these laws by one or more of the Company's directors, officers, employees, consultants, agents, joint-venture partners or other third-party partners. As a result, the Company could be subject to investigations, criminal and civil penalties, sanctions and/or other remedial measures that in turn could have a material adverse effect on its business, results of operations and financial condition.

Negative perceptions and publicity surrounding the gaming industry could lead to increased gaming regulation

The popularity and acceptance of gaming is influenced by prevailing social attitudes toward gaming, and changes in social attitudes toward gaming could result in reduced acceptance of gaming as a leisure activity. Further, from time to time, the gaming industry is exposed to negative publicity related to gaming behavior, gaming by minors, the presence of gaming machines in too many locations, risks related to digital gaming and alleged association with money laundering. Publicity regarding problem gaming and other concerns with the gaming industry, even if not directly connected to the Company, could adversely impact its business, results of operations, and financial condition. For example, if the perception develops that the gaming industry is failing to address such concerns adequately, the resulting political pressure may result in the industry becoming subject to increased regulation and restrictions on operations. Such an increase in regulation could adversely impact the Company's results of operations, business, financial condition, or prospects.

Changes to U.S. and foreign tax laws could adversely affect the Company

The Company is subject to tax laws in the U.S. and several foreign tax jurisdictions and judgment is required in determining the Company’s global provision for income taxes. While the Company believes its tax positions are consistent with the tax laws in the jurisdictions in which it conducts business, it is possible that these positions may be overturned by tax authorities, which may have a significant impact on the Company’s global provision for income taxes.

Furthermore, changes in tax laws or regulations may be proposed or enacted that could significantly affect the Company’s overall tax expense. For example, on December 22, 2017, the U.S. government enacted comprehensive tax legislation through the Tax Cuts and Jobs Act of 2017 (the "Tax Act"), which significantly changed the U.S. corporate income tax system and has had a meaningful impact on the Company’s provision for income taxes. The Tax Act made broad changes to the U.S. federal income tax code, including reducing the federal corporate income tax rate from 35% to 21%, imposing limitations on the Company’s ability to deduct interest expense for tax purposes, creating a new minimum tax on GILTI, and creating BEAT, among many other complex provisions.

In 2015, the Organisation for Economic Co-operation and Development ("OECD") published its final recommendations on base erosion and profit shifting ("BEPS"). These BEPS recommendations propose the development of rules directed at counteracting the effects of tax havens and preferential tax regimes in countries around the world.

Several of the areas of tax law on which the BEPS project has focused have led or will lead to changes in the domestic law of individual OECD jurisdictions. These changes include (amongst others) restrictions on interest and other deductions for tax purposes, the introduction of broad anti-hybrid regimes and reform of controlled foreign company rules. Changes are also expected to arise in the application of certain double tax treaties as a result of the implementation and adoption of the OECD’s Multilateral Instrument, which may restrict the Company’s ability to rely on the terms of relevant double tax treaties in certain circumstances. Further, recent BEPS developments include proposals for new profit allocation and nexus rules and for rules to ensure that the profits of multinational enterprises are subject to a minimum rate of tax, and the OECD/G20 Inclusive Framework (IF) has adopted a two-pillar approach as the basis for this ongoing project. In October 2020, the OECD released "Blueprints" for the so-called Pillar One and Pillar Two, which set out the status with respect to current proposals for consultation. The IF’s stated aim was to resolve outstanding issues by mid-2021, following which implementation of the final recommendations of the project could lead to further amendment of domestic tax laws and bilateral tax treaties; however, this process remains ongoing at present.

In June 2021, the finance ministers of the G7 nations announced an agreement on the principles of the two-pillar solution to tackle the challenges of BEPS. Following the G7 announcement, the IF announced on July 1, 2021 broad agreement on the two pillars. On October 8, 2021, the OECD announced that 130 countries and jurisdictions had agreed to join an international tax framework implementing the two pillars. The announcement provided that regulated financial services are excluded from the application of Pillar One. The announcement also provided that the proposals under Pillar Two would apply to multinational groups with revenues exceeding €750 million and would seek to establish a minimum tax rate of at least 15% by operation of a globally coordinated set of rules, including an Income Inclusion Rule and an Undertaxed Payment Rule.

The IF will work towards an agreement and the release of an implementation plan, which will contemplate bringing Pillar Two into law in 2023 with an effective date in 2024.

If U.S. or other foreign tax authorities change applicable tax laws, the Company’s overall taxes could increase, and its results of operations, business, financial condition, or prospects may be adversely affected.

The Company may be subject to an unfavorable outcome with respect to pending regulatory, tax, or other legal proceedings, which could result in substantial monetary damages or other harm to the Company

The Company is involved in a number of legal, regulatory, tax, and arbitration proceedings including claims by and against it as well as injunctions by third parties arising out of the ordinary course of its business and is subject to investigations and compliance inquiries related to its ongoing operations. It is difficult to estimate accurately the outcome of any proceeding. As such, the amounts of the Company’s provision for litigation risks could vary significantly from the amounts the Company may be asked to pay or ultimately pay in any such proceeding. In addition, unfavorable resolution of or significant delay in adjudicating such proceedings could require the Company to pay substantial monetary damages or penalties and/or incur costs that may exceed any provision for litigation risks or, under certain circumstances, cause the termination or revocation of the relevant license or authorization and thereby have a material adverse effect on the Company’s results of operations, business, financial condition, or prospects.

Operational Risks

The Company depends on its suppliers and faces supply chain risks that could adversely affect its financial results

The Company purchases most of the parts, components, and subassemblies necessary for its lottery terminals and electronic gaming machines from outside sources. The Company outsources the manufacturing and assembly of certain lottery terminals to third-party vendors. The Company’s operating results could be adversely affected if one or more of its manufacturing and assembly outsourcing vendors fails to meet production schedules. Disruptions and delays could adversely affect our suppliers’ ability to meet production schedules.

During 2021 and the first half of 2022, the Company experienced, and the Company may continue to experience, disruptions throughout its supply chain. In particular, the Company has been adversely impacted by a shortage in the supply of electronic components necessary for the manufacture of gaming machines. These shortages have required the Company to adjust some of its delivery and production schedules, and could cause the Company to be unable to meet demand for its products or to introduce new products on schedule, leading to a reduction in potential sales. The Company cannot provide assurance as to how long it will be impacted by the shortage in electronic components, or whether it will in the future face shortages of other parts, components or subassemblies necessary for the manufacture of any of its finished products. Furthermore, global supply chain constraints have also generally led to an increase in costs, including supply costs, freight costs, energy costs and labor costs, among others. The Company may not be able to pass these increased costs on to customers, which may lead to decreased profit margins. As a result, the Company's results of operations, business, financial condition, or prospects could be adversely affected by these supply chain disruptions, or any future supply chain disruptions.

In the Company’s lottery business, the Company transmits data using cellular technology and satellite transponders, generally pursuant to long-term contracts. The technical failure of any of these cellular or satellite services would require the Company to obtain other communication services, including other cellular or satellite access. In some cases, the Company employs backup systems to limit the Company’s exposure in the event of such a failure. Therefore, the Company cannot assure access to such other cellular services or satellites or, if available, the ability to obtain the use of such other cellular services or satellites on favorable terms or in a timely manner. While cellular and satellite failures are infrequent, the operation of each is outside of the Company’s control.

In the Company’s digital gaming business, the Company often relies on third-party data center providers to, among other things, host the Company’s remote game servers. The digital gaming business could be adversely impacted by breaches of or disruptions to these third-party data centers, including potential service level penalties with respect to the Company’s customers, reputational harm, the disclosure of proprietary information or the theft of the Company’s assets.

The Company’s management believes that if a supply contract with one of its vendors were to be terminated or breached, it may take time to replace such vendor under some circumstances and any replacement parts, components, or subassemblies may be more expensive, which could reduce the Company’s operating margins. Depending on a number of factors, including the Company’s available inventory of replacement parts, components or subassemblies, the time it takes to replace a vendor may result in a delay for a customer. Further, supply chain constraints and shortages could cause the Company’s existing vendors to be unable to meet supply commitments, which may cause delays in the Company’s ability to meet its contractually committed delivery schedules. Generally, if the Company fails to meet its delivery schedules under its contracts, it may be subject to substantial penalties or liquidated damages, or contract termination, which in turn could adversely affect the Company's results of operations, business, financial condition, or prospects.

Failure to attract, retain and motivate personnel may adversely affect the Company's ability to compete

The Company's ability to attract and retain key management, product development, finance, marketing, and research and development personnel, and its ability to attract and maintain a diverse workforce, is directly linked to the Company's continued success. In all of the industries in which the Company operates, the market for qualified executives and highly-skilled technical workers is intensely competitive, and increasing competition for talent and changing expectations of current and prospective employees pose new challenges relating to the attraction and retention of key personnel. The loss of key employees or an inability to hire a sufficient number of technical staff could limit the Company's ability to develop successful products and could cause delays in getting new products to market.

The Company’s business prospects and future success rely heavily upon the integrity of its employees, directors and agents

The Company strives to set exacting standards of personal integrity for its employees and directors and its reputation in this regard is an important factor in its business dealings with lottery, gaming, and other governmental agencies. For this reason, an allegation or a finding of improper conduct on the Company’s part, or on the part of one or more of its current or former employees, directors or agents, or the failure to detect fraudulent activity by employees in a timely manner, could have a material adverse effect upon the Company’s results of operations, business, financial condition, or prospects, including its ability to retain or renew existing contracts or obtain new contracts.

For example, in October 2020, the Italian Tax Police announced that it is investigating alleged misconduct by a small number of the Company’s former employees. The alleged misconduct involved unauthorized access to the Company’s lottery system in Italy in order to identify and redeem winning scratch-off lottery tickets. The investigation has since progressed with the Italian prosecutor commencing criminal proceedings against several of the Company’s former employees. The investigation also has led to the initiation of other governmental reviews and inspections, including by the Italian lottery regulator. The Company is fully cooperating with the Italian Tax Police and other regulators in order to facilitate their reviews and has taken proactive steps to ensure the integrity of the Company’s games and to protect the interests of the Company’s customers. The Company has also taken measures to review its operational systems and processes designed to prevent fraudulent activities and remains focused on ensuring its business is conducted at the highest levels of integrity. Nevertheless, the investigation and other governmental reviews and inspections (including any resulting adverse impact on the perceived integrity and security of the Company’s products and systems) could have a material adverse effect upon the Company’s results of operations, business, financial condition, or prospects, including its ability to retain or renew existing contracts or obtain new contracts.

The success of the Company’s business is dependent on customers’ confidence in the integrity of the Company’s products and systems

The real and perceived integrity and security of the Company’s products and systems are critical to its ability to attract customers and players. In the event of an actual or alleged defect in a Company product or unauthorized access of a Company system, the Company’s existing and prospective customers may lose confidence in the integrity and security of the Company’s products and systems. Such a failure could have a material adverse effect upon the Company’s results of operations, business, financial condition or prospects, including its ability to attract new customers and retain its existing customers.

The Company and its operations are subject to cyber attacks and cybersecurity risks which may have an adverse effect on its business and results of operations and result in increasing costs to minimize these risks

The Company's business involves the storage and transmission of confidential business and personal information, and theft and security breaches may expose the Company to a risk of loss of, or improper use and disclosure of, such information, which may result in significant litigation expenses and liability exposure. Cyber attacks on businesses are becoming more frequent, and increasingly more difficult to anticipate and prevent due to their rapidly evolving nature. The Company continues to experience cyber attacks of varying degrees and phishing attacks on a regular basis. The Company's internal policies and procedures may not be able to prevent or detect every cyber attack or reduce all negative effects they may cause. In addition, the Company's insurance policies may not be sufficient to mitigate all potential negative effects of a cyber attack.

Any systems failure or compromise of the Company's security that results in the release of confidential business or personal information could seriously harm the Company's reputation and have a material adverse effect on the Company’s results of operations, business, financial condition, or prospects.

The Company's security measures may also be breached due to employee error, malfeasance, system errors or vulnerabilities, including vulnerabilities of the Company's subcontractors, vendors, suppliers, or otherwise. Such breach could result in significant reputational, legal, and financial liability, and may potentially have a material adverse effect upon the Company’s business, results of operations and financial condition. Because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently, become more sophisticated, and often are not recognized until launched against a target, the Company may be unable to anticipate these techniques or to implement adequate preventative measures. Additionally, cyber attacks could also compromise trade secrets and other sensitive information and result in such information being disclosed to others and becoming less valuable, which could have a material adverse effect upon the Company’s results of operations, business, financial condition, or prospects.

Technology failures may disrupt the Company’s business and have an adverse effect on its results of operations

The Company’s success depends on its ability to avoid, detect, replicate, and correct software and hardware defects and fraudulent manipulation of its products. The Company incorporates security features into the design of its products which are designed to prevent its customers and players from being defrauded. The Company also monitors its software and hardware in an effort to avoid, detect and correct any technical errors. However, there can be no guarantee that the Company’s security features or technical efforts will continue to be effective in the future.

In addition, any disruption in the Company’s network or telecommunications services, or those of third parties that the Company uses in its operations, could affect the Company’s ability to operate its systems, which could result in reduced revenues and customer downtime. The Company’s network and databases of business and customer information, including intellectual property and other proprietary business information and those of third parties the Company uses, are susceptible to outages due to fire, floods, power loss, break-ins, cyber attacks, network penetration, data privacy or security breaches, denial of service attacks, and similar events, including inadvertent dissemination of information due to increased use of social media. Disruptions with such systems could result in a wide range of negative outcomes, including devaluation of the Company’s intellectual property, increased expenditures on data security, and costly litigation and potential payment of liquidated damages, each of which could have a material adverse effect on the Company’s results of operations, business, financial condition, or prospects.

Financial Risks

Covenants in the Company’s debt agreements may limit its ability to pay dividends, repurchase shares and operate its business, and the Company’s breach of such covenants could materially and adversely affect its results of operations, business, financial condition, or prospects

Certain of the Company’s debt agreements require it to comply with covenants that may limit the Company’s ability to:

•pay dividends and repurchase shares;
•acquire assets of other companies or acquire, merge or consolidate with other companies;
•dispose of assets;
•incur indebtedness; and
•grant security interests in its assets.

The Company’s ability to comply with these covenants may be affected by events beyond its control, such as prevailing economic, financial, regulatory and industry conditions. These covenants may limit its ability to react to market conditions or take advantage of potential business opportunities. Further, a breach of such covenants could, if not cured or waived, result in acceleration of its indebtedness, result in the enforcement of security interests or force the Company into bankruptcy or liquidation. Such a breach or any failure to otherwise timely repay outstanding indebtedness could have a material adverse effect on the Company’s results of operations, business, financial condition, or prospects.

The Company may incur additional impairment charges

The Company reviews its long-lived and amortizable intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. The Company tests goodwill and other indefinite-lived intangible assets for impairment at least annually. Factors that may indicate a change in circumstances, such that the carrying value of the Company’s goodwill, amortizable intangible assets, or other non-amortizing assets may not be recoverable, include a decline in the Company’s stock price and market capitalization, reduced future cash flow estimates, and slower growth rates in industry segments in which the Company participates. The Company may be required to record a significant charge in its consolidated financial statements during the period in which any impairment of goodwill or intangible assets is determined, which would negatively affect the Company’s results of operations. While during the six months ended June 30, 2022 the Company did not identify any events or circumstances that would indicate that it is more likely than not that the fair value of any reporting unit was less than its carrying amount, the Company cannot provide assurance that future changes will not require additional material impairment charges in any of its business segments in the future.

The discontinuation of USD LIBOR, and the establishment and utilization of alternative reference rates, may increase the amount of interest the Company pays with respect to floating rate indebtedness denominated in U.S. dollars

The principal reference rate for U.S. dollar denominated indebtedness has been USD LIBOR and the expected discontinuation of USD LIBOR on June 30, 2023 may increase the amount of interest the Company pays with respect to floating rate indebtedness denominated in U.S. dollars. As of June 30, 2022, $240 million of the Company’s outstanding indebtedness had an interest rate which was calculated with reference to USD LIBOR. To the extent an interest rate is calculated with reference to USD LIBOR at the time of its discontinuation, such interest rate will be calculated pursuant to the relevant provisions of the Senior Facilities Agreement dated November 4, 2014, as amended (the “RCF Agreement”) (and of the agreements governing any other floating rate indebtedness denominated in U.S. dollars that the Company may incur prior to discontinuation). The Secured Overnight Financing Rate (“SOFR”) is expected to be the principal replacement reference rate for USD LIBOR. Because SOFR is based on overnight funding transactions secured by U.S. Treasury securities, it differs fundamentally from USD LIBOR. SOFR has a limited history, having been first published in April 2018. There is no assurance that SOFR will perform in the same or similar way as USD LIBOR would have performed, that SOFR will be a suitable replacement for USD LIBOR or that the replacement of USD LIBOR with SOFR will not increase the amount of interest that the Company pays with respect to floating rate indebtedness denominated in U.S. dollars.

Fluctuations in foreign currency exchange rates affect our reported operating results in U.S. dollar terms

Revenue generated and expenses incurred by our international subsidiaries are often denominated in the currencies of the local countries. As a result, our consolidated U.S. dollar financial statements are subject to fluctuations due to changes in exchange rates when the financial results of our international subsidiaries are translated from local currencies into U.S. dollars. In addition, our financial results are subject to changes in exchange rates that impact the settlement of transactions in non-functional currencies. Our primary foreign currency exchange rate exposure arises from translating Euros into U.S. dollars.

Global events, as well as geopolitical developments such as the Russia-Ukraine conflict, fluctuating commodity prices, trade tariff developments, and inflation have caused, and may in the future cause, global economic uncertainty, and uncertainty about the interest rate environment, which could amplify the volatility of currency fluctuations. Therefore, fluctuations in the value of foreign currencies may impact our operating results when translated into U.S. dollars. Such fluctuations may also impact our ability to accurately predict our future results. Although we maintain a hedging program to mitigate some of this volatility and related risks, there can be no assurance that the hedging program will be effective in offsetting the adverse financial impacts that may result from unfavorable movements in foreign currency exchange rates.

Risks related to the Loyalty Voting Structure

The concentrated voting power held by De Agostini S.p.A., and the Parent’s loyalty voting structure, may limit other shareholders' ability to influence corporate decisions

At June 30, 2022, De Agostini S.p.A. had an economic interest in the Parent of approximately 48.90% (excluding treasury shares) and, due to its election to exercise the Special Voting Shares associated with its ordinary shares pursuant to the loyalty plan, a voting interest in the Parent of approximately 64.07% of the total voting rights (excluding treasury shares). See “Item 7. Major Shareholders and Related Party Transactions” in the Company’s 2021 Form 20-F for additional information. This shareholder may make decisions with which other shareholders may disagree, including, among other things, delaying, discouraging, or preventing a change of control of the Company or a potential merger, consolidation, tender offer, takeover, or other business combination and may also prevent or discourage shareholders’ initiatives aimed at changes in the Parent’s management.

The tax consequences of the loyalty voting structure are uncertain

No statutory, judicial, or administrative authority has provided public guidance in respect of the Special Voting Shares of the Parent and as a result, the tax consequences of owning such shares are uncertain. The fair market value of the Parent's Special Voting Shares, which may be relevant to the tax consequences of owning, acquiring, or disposing of such shares, is a factual determination and is not governed by any guidance that directly addresses such a situation. Because, among other things, (i) the Special Voting Shares are not transferable (other than in very limited circumstances as provided for in the loyalty voting structure), (ii) on a winding up or otherwise, the holders of the Special Voting Shares will only be entitled to receive out of the Parent's assets available for distribution to its shareholders, in aggregate, $1, and (iii) loss of the entitlement to instruct the nominee on how to vote in respect of Special Voting Shares will occur without consideration, the Parent believes and intends to take the position that the value of each special voting share is minimal. However, the relevant tax authorities could assert that the value of the Special Voting Shares as determined by the Parent is incorrect. Shareholders are urged to consult their own tax advisors with respect to treatment of Special Voting Shares. See “Item 10.E Taxation” in the Company’s 2021 Form 20-F for additional information.

The loyalty voting structure may affect the liquidity of the Parent's ordinary shares and reduce their ordinary share price

The loyalty voting structure may limit the liquidity and adversely affect the trading prices of the Parent's ordinary shares. The loyalty voting structure is intended to reward shareholders for maintaining long-term share ownership by granting persons holding ordinary shares continuously for at least three years the option to elect to receive Special Voting Shares. The Special Voting Shares cannot be traded and, immediately prior to the deregistration of ordinary shares from the register of loyalty shares, any corresponding Special Voting Shares shall cease to confer any voting rights in connection with such Special Voting Shares. This loyalty voting structure is designed to encourage a stable shareholder base, but it may deter trading by those shareholders who are interested in gaining or retaining the Special Voting Shares. Therefore, the loyalty voting structure may reduce liquidity in the Parent's ordinary shares and adversely affect their trading price.

Item 2.    Unregistered Sales of Equity Securities and Use of Proceeds

Issuer Purchases of Equity Securities

The following table provides information with respect to all repurchases of common stock made by or on behalf of the Company during the second quarter ended June 30, 2022. All purchases listed below were made in the open market at prevailing market prices.

Calendar Month	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced program	Approximate dollar value of shares that may yet be purchased under the program (in millions)
April	—	$—	—	$221
May	539,450	$20.39	539,450	$210
June	210,550	$20.71	210,550	$205
Total	750,000		750,000

On November 15, 2021, the Parent’s Board of Directors authorized a share repurchase program (the “Program”) pursuant to which the Company may repurchase up to $300 million of the Parent’s outstanding ordinary shares during a period of four years commencing on November 18, 2021. Since inception through June 30, 2022, the Company has repurchased $95 million (3.7 million shares) under the Program. At the Parent’s 2022 annual general meeting, the Parent’s shareholders granted authority to repurchase, subject to a maximum repurchase price, up to 20,338,793 of the Parent’s ordinary shares. This authority remains valid until November 9, 2023, unless previously revoked, varied, or renewed at the Parent’s 2023 annual general meeting.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERNATIONAL GAME TECHNOLOGY PLC

/s/ Massimiliano Chiara
Name: Massimiliano Chiara
Title: Chief Financial Officer

Dated: August 2, 2022